Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the fourth quarter and year ended

December 31, 2022

Management’s Discussion and Analysis

GENERAL INFORMATION

The following is TFI International Inc.’s management discussion and analysis (“MD&A”). Throughout this MD&A, the terms “Company”, “TFI International” and “TFI” shall mean TFI International Inc., and shall include its independent operating subsidiaries. This MD&A provides a comparison of the Company’s performance for its three-month period and year ended December 31, 2022 with the corresponding three-month period and year ended December 31, 2021 and it reviews the Company’s financial position as of December 31, 2022. It also includes a discussion of the Company’s affairs up to February 22, 2023, which is the date of this MD&A. The MD&A should be read in conjunction with the audited consolidated financial statements and accompanying notes as at and for the year ended December 31, 2022.

In this document, all financial data are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) unless otherwise noted. All amounts are in United States dollars (U.S. dollars), and the term “dollar”, as well as the symbol “$”, designate U.S. dollars unless otherwise indicated. Variances may exist as numbers have been rounded. This MD&A also uses non-IFRS financial measures. Refer to the section of this report entitled “Non-IFRS Financial Measures” for a complete description of these measures.

The Company’s audited consolidated financial statements have been approved by its Board of Directors (“Board”) upon recommendation of its audit committee on February 22, 2023. Prospective data, comments and analysis are also provided wherever appropriate to assist existing and new investors to see the business from a corporate management point of view. Such disclosure is subject to reasonable constraints for maintaining the confidentiality of certain information that, if published, would probably have an adverse impact on the competitive position of the Company.

Additional information relating to the Company can be found on its website at www.tfiintl.com. The Company’s continuous disclosure materials, including its annual and quarterly MD&A, annual and quarterly consolidated financial statements, annual report, annual information form, management proxy circular and the various press releases issued by the Company are also available on its website, or directly through the SEDAR system at www.sedar.com, or through the EDGAR system at www.sec.gov/edgar.html.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate and successfully integrate business acquisitions.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of this MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

│2

Management’s Discussion and Analysis

SELECTED FINANCIAL DATA AND HIGHLIGHTS

(unaudited) (in thousands of U.S. dollars, except per share data)	Three months ended December 31			Years ended December 31
	2022	2021	2020	2022	2021*	2020
Revenue before fuel surcharge	1,616,495	1,888,423	1,048,147	7,357,064	6,468,785	3,484,303
Fuel surcharge	340,199	252,491	73,859	1,455,427	751,644	296,831
Total revenue	1,956,694	2,140,914	1,122,006	8,812,491	7,220,429	3,781,134
Adjusted EBITDA[1]	304,956	318,466	193,538	1,425,024	1,076,479	699,589
Operating income	216,860	214,979	117,122	1,146,038	979,229	416,567
Net income	153,494	144,139	86,328	823,232	754,405	275,675
Adjusted net income[1]	151,759	148,620	93,357	731,668	498,348	299,763
Net cash from operating activities	248,348	190,333	164,928	971,645	855,351	610,862
Free cash flow[1]	188,273	120,749	134,715	880,892	700,889	544,644
Per share data
EPS – diluted	1.74	1.52	0.91	9.02	7.91	3.03
Adjusted EPS – diluted[1]	1.72	1.57	0.98	8.02	5.23	3.30
Dividends	0.35	0.27	0.23	1.16	0.96	0.80
As a percentage of revenue before fuel surcharge
Adjusted EBITDA margin[1]	18.9%	16.9%	18.5%	19.4%	16.6%	20.1%
Depreciation of property and equipment	3.5%	3.5%	4.2%	3.4%	3.5%	4.9%
Depreciation of right-of-use assets	2.0%	1.7%	2.1%	1.7%	1.7%	2.3%
Amortization of intangible assets	0.8%	0.7%	1.3%	0.8%	0.9%	1.4%
Operating margin[1]	13.4%	11.4%	11.2%	15.6%	15.1%	12.0%
Adjusted operating ratio[1]	87.4%	89.0%	89.1%	86.5%	89.4%	88.5%
* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Q4 Highlights

•
Fourth quarter operating income of $216.9 million increased 1% from $215.0 million the same quarter last year, benefiting from contributions from acquisitions made over the past year and strong execution across the organization including an asset-light approach and cost reductions.
•
Net income of $153.5 million increased 6% compared to $144.1 million in Q4 2021. Diluted earnings per share (diluted “EPS”) of $1.74 increased 14% compared to $1.52 in Q4 2021.
•
Adjusted net income1, a non-IFRS measure, of $151.8 million increased 2% compared to $148.6 million in Q4 2021.
•
Adjusted diluted EPS1, a non-IFRS measure, of $1.72 increased 10% compared to $1.57 in Q4 2021.
•
Net cash from operating activities of $248.3 million increased 30% compared to $190.3 million in Q4 2021.
•
Free cash flow1, a non-IFRS measure, of $188.3 million increased 56% compared to $120.7 million in Q4 2021.
•
The Company’s reportable segments performed as follows:
o
Package and Courier operating income increased 2% to $37.6 million;
o
Less-Than-Truckload operating income decreased 15% to $88.2 million;
o
Truckload operating income increased 16% to $71.8 million; and
o
Logistics operating income increased 4% to $34.2 million.
•
During the fourth quarter the Company repurchased and canceled 901,467 shares for $83.5 million.
•
On December 15, 2022, the Board of Directors of TFI declared a quarterly dividend of $0.35 per share paid on January 16, 2023, a 30% increase over the quarterly dividend of $0.27 per share dividend declared in Q4 2021.
•
During the quarter, TFI International acquired Quévrac Ltee, Boutin and T-Lane Transportation, and subsequent to quarter end acquired selected assets of Stallion Express, LLC and the Axsun Group which will operate in the Logistics segment and D.M. Breton Inc., that will operate in the TL segment.

1 This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS financial measures” section below.

│3

Management’s Discussion and Analysis

ABOUT TFI INTERNATIONAL

Services

TFI International is a North American leader in the transportation and logistics industry, operating across the United States and Canada through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following reportable segments:

•
Package and Courier ("P&C");
•
Less-Than-Truckload (“LTL”);
•
Truckload (“TL”);
•
Logistics.

Seasonality of operations

The activities conducted by the Company are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter generally the weakest. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise.

Human resources

As at December 31, 2022, the Company had 25,836 employees in TFI International’s various business segments across North America. This compares to 29,539 employees as at December 31, 2021. The year-over-year decrease of 3,703 is attributable to a decrease of 2,865 due to the sale of CFI's Truckload, Temp Control and Mexican non-asset logistic business (collectively referred to as "CFI"), rationalizations of 2,135 mainly in the LTL segment, offset by an increase from business acquisitions of 1,297 employees . The Company believes that it has a relatively low turnover rate among its employees in Canada, and a normal turnover rate in the U.S. comparable to other U.S. carriers, and that its employee relations are very good.

Equipment

The Company believes it has the largest trucking fleet in Canada and a significant presence in the U.S. market. As at December 31, 2022, the Company had 11,442 tractors, 38,091 trailers and 6,905 independent contractors. This compares to 13,384 tractors, 50,091 trailers and 7,524 independent contractors1 as at December 31, 2021.

Facilities

TFI International’s head office is in Montréal, Québec and its executive office is in Etobicoke, Ontario. As at December 31, 2022, the Company had 544 facilities, as compared to 576 facilities as at December 31, 2021. Of these, 249 are located in Canada, including 165 and 84 in Eastern and Western Canada, respectively. The Company also had 295 facilities in the United States. In the last twelve months, 30 facilities were added from business acquisitions, 23 were removed through the disposal of business and terminal consolidation decreased the total number of facilities by 39, mainly in the TL segment. In Q4 2022, the Company closed 15 sites.

1 Disclosure updated to reflect only owner operators who were active within the quarter presented.

│4

Management’s Discussion and Analysis

Customers

The Company has a diverse customer base across a broad cross-section of industries with no single client accounting for more than 5% of consolidated revenue. Because of its customer diversity, as well as the wide geographic scope of the Company’s service offerings and the range of segments in which it operates, a downturn in the activities of an individual customer or customers in a particular industry would not be expected to have a material adverse impact on operations. The Company has forged strategic partnerships with other transport companies in order to extend its service offerings to customers across North America.

Revenue by Top Customers' Industry (46% of total revenue)
Retail	28%
Manufactured Goods	18%
Automotive	12%
Building Materials	8%
Metals & Mining	7%
Food & Beverage	7%
Services	6%
Chemicals & Explosives	4%
Forest Products	3%
Energy	3%
Maritime Containers	1%
Others	3%
(For the year ended December 31, 2022)

│5

Management’s Discussion and Analysis

CONSOLIDATED RESULTS

This section provides general comments on the consolidated results of operations. A more detailed analysis is provided in the “Segmented Results” section.

2022 business acquisitions

In line with its growth strategy, the Company acquired eleven businesses during 2022.

On March 19, 2022, TFI International acquired Unity Courier Services, Inc. (“Unity”). Unity is a California-based provider of regularly scheduled same-day service and short-term delivery solutions for the US west coast.

On May 27, 2022 TFI International acquired South Shore Transportation Company, Inc. (“South Shore”). Based out of Sandusky, Ohio South Shore, provides flatbed truckload services to the building products segment in the U.S. Midwest.

On June 10, 2022, TFI International acquired selected assets of Premium Ventures Inc (“Premium”). Premium specializes in oversized and overweight freight in Ontario, Canada.

On June 17, 2022, TFI International acquired selected assets of Cedar Creek Express, LLC and DDW Transportation, LLC (collectively referred to as “Cedar Creek”). Cedar Creek operates in the U.S. Midwest and provides food grade tank services.

On July 3, 2022, TFI International acquired selected assets of Transport St-Amour (referred to as “St-Amour”). St-Amour operates in Quebec and provides food grade tank services.

On July 10, 2022, TFI International acquired HO-RO Trucking Company, Inc (referred to as “HO-RO”). HO-RO operates in the North eastern United States and provides flatbed services primarily focusing on delivery of building materials.

On August 28, 2022, TFI International acquired Transport St-Michel Inc., Remorquage St-Michel Inc., and Location Dion Inc., (collectively referred to as “Transport St-Michel”). Based out of Quebec, Transport St-Michel provides a full range of transportation services including flatbed and specialized tank deliveries.

On September 30, 2022, TFI International acquired selected assets of the subsidiaries of LLL Holdings, Inc. (collectively referred to as “Girton”). Girton operates in the U.S. Midwest and specializes in the transportation of liquid commodities.

On October 2, 2022, TFI International acquired Quevrac Ltee ("Quevrac"). Quevrac provides dry bulk transportation, principally cement, in Quebec and Ontario.

On October 30, 2022, TFI International acquired selected assets of Groupe Boutin Inc., V. Boutin Express Inc., Frontenac Express Inc., Transport Jean Beaudry Inc., and Transnat Express Inc. (collectively "Boutin"). Boutin operates in eastern Canada and specializes in truckload and dedicated truckload transportation.

On November 20, 2022, TFI international acquired 0806434 B.C. Ltd, OTM Express Trucking & Logistics 2013 Ltd., 2234360 Alberta Ltd., and 557317 B.C. Ltd. (collectively referred to as "T-Lane"). T-Lane operates in the specialized truckload segment using an asset light model and serving Canada and the United States markets.

Revenue

For the three months ended December 31, 2022, total revenue was $1,956.7 million, down 9%, or $184.2 million, from Q4 2021. The decrease was mainly attributable to the sale of CFI which had sales of $139.2 million in Q4 2021 and a decrease of $102.3 million from existing operations due to a reduction of volumes, offset by contributions from business acquisitions of $57.3 million.

For the year ended December 31, 2022, total revenue was $8.81 billion, up 22%, or $1.59 billion, from 2021. The increase was mainly attributable to the contribution from business acquisitions of $1.44 billion and to an increase of $155.5 million from existing operations, which included an increase in fuel surcharge revenue of $482.0 million, partially offset with the sale of CFI which decreased total revenues by $177.2 million.

Operating expenses

For the three months ended December 31, 2022, the Company’s operating expenses decreased by $186.1 million, to $1,739.8 million, down from $1,925.9 million in Q4 2021. The decrease is in-line with the decrease in revenues from the existing operations, the sale of CFI and from an additional $9.3 million gain on the sale of assets held for sale, partially offset by an increase of $49.6 million from business acquisitions.

For the three months ended December 31, 2022, material and services expenses, net of fuel surcharge, decreased by 2.4 percentage points of revenue before fuel surcharge compared to the same period last year due mainly to the impact to an increase in the fuel surcharge.

Management’s Discussion and Analysis

For the three months ended December 31, 2022, personnel expense decreased 14% to $514.6 million from $598.6 million in Q4 2021. The decrease is in-line with the revenue before fuel surcharge as management responded to the reduction of volume with a corresponding adjustment of personnel costs. This decrease is offset by an increase from business acquisitions of $20.2 million.

Other operating expenses, which are primarily comprised of costs related to office and terminal rent, taxes, heating, telecommunications, maintenance and security and other general administrative expenses, decreased by $13.4 million for the three months ended December 31, 2022 as compared to the same period last year, attributable primarily to a reduction in external personnel costs of $4.0 million and from a reduction in repair and maintenance costs of $4.7 million primarily from the LTL segment.

For the year ended December 31, 2022, the Company’s operating expenses increased by $1.43 billion from $6.24 billion in 2021 to $7.67 billion in 2022. The increase is mainly attributable to $1.32 billion from business acquisitions and also from $283.6 million from the prior year bargain purchase gain offset by reductions to the operating expenses from the gain on the sale of CFI of $73.7 million, additional gains on the sale of assets held for sale of $65.7 million and from additional sales of property and equipment of $31.1 million. The operating expenses from existing operations as a percentage of total revenue decreased from 86.4% to 86.0%.

Operating income

For the three months ended December 31, 2022, TFI International’s operating income rose by $1.9 million to $216.9 million as compared to $215.0 million in the same quarter in 2021, which included contributions of $7.7 million from business acquisitions and excluded the contribution from CFI of $12.6 million from Q4 2021. The operating margin as a percentage of revenue before fuel surcharge was 13.4% compared to 11.4% in Q4 2021.

For the year ended December 31, 2022, TFI International’s operating income rose by $166.8 million to $1,146.0 million as compared to $979.2 million in 2021. The increase is primarily attributable to the increase in revenues and margins during the year in addition to the impact from business acquisitions of $115.1 million, the gain on the sale of CFI of $73.7 million, and the increase in gain on assets held for sale of $65.7 million offset by a $283.6 million bargain purchase gain recognized in 2021 as well as contributions from CFI in 2021 of $17.5 million. The operating margin as a percentage of revenue before fuel surcharge of 15.6% increased compared to 15.1% in the prior year.

Finance income and costs

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
Finance costs (income)	2022	2021	2022	2021
Interest expense on long-term debt	11,809	12,393	52,230	45,953
Interest expense on lease liabilities	3,413	3,403	13,264	13,521
Interest income and accretion on promissory note	(1,075)	(1,573)	(1,750)	(2,187)
Net change in fair value and accretion expense of contingent considerations	90	1,571	216	1,932
Net foreign exchange (gain) loss	(564)	(939)	556	(1,471)
Net impact of early repayment of contingent consideration	—	—	—	(1,469)
Others	3,290	6,586	15,881	16,739
Net finance costs	16,963	21,441	80,397	73,018

Interest expense on long-term debt

Interest expense on long-term debt for the three-month period ended December 31, 2022 was $0.6 million less than the same quarter last year. The decrease resulted from a decrease to the average debt level, based on the month-end debt levels, of $1.32 billion for Q4 2022 compared to an average debt level of $1.58 billion in Q4 2021 which was offset by an increase in the average interest rate on the debt which had increased from 3.15% in Q4 2021 to 3.53% in the current quarter.

For the year ended December 31, 2022 the interest expense was $6.3 million higher than the prior year. The increase resulted from an increase to the average debt level, based on the month-end debt levels, of $1.56 billion for 2022 compared to an average debt level of $1.46 billion in 2021 as well as an increase in the average interest rate on the debt which had increased from 3.18% in 2021 to 3.35% in 2022.

Net foreign exchange gain or loss and net investment hedge

The Company designates as a hedge a portion of its U.S. dollar denominated debt held against its net investments in U.S. operations. This accounting treatment allows the Company to offset the designated portion of foreign exchange gain (or loss) of its debt against the foreign exchange loss (or gain) of its net investments in U.S. operations and present them in other comprehensive income. Net foreign exchange gains or losses recorded in income or loss are attributable to the translation of the U.S. dollar portion of the Company’s credit facilities not designated as a hedge and to the translation of other financial assets and liabilities denominated in currencies other than the functional currency. For the three-month period ended December 31, 2022, a gain of $19.7 million of foreign exchange variations (a gain of $20.2 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge. For the three-month period ended December 31, 2021, a gain of $1.8 million of foreign exchange variations (a gain of $1.5 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge.

Management’s Discussion and Analysis

For the year ended December 31, 2022, a loss of $76.1 million of foreign exchange variations (a loss of $72.0 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge. For the year ended December 31, 2021, a loss of $17.9 million of foreign exchange variations (a loss of $15.5 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge.

Other Financial Expenses

For the three-month period ended December 31, 2022, other financial expenses decreased from $6.6 million in the prior year period to $3.3 million. For the year ended December 31, 2022, other financial expenses decreased $0.9 million to $15.9 million as compared to $16.7 million in the prior year. The other financial expenses are primarily recurring bank charges and transaction fees.

Income tax expense

For the three months ended December 31, 2022, the Company’s effective tax rate was 23.2%. The income tax expense of $46.4 million reflects a $6.6 million favorable variance versus an anticipated income tax expense of $53.0 million based on the Company’s statutory tax rate of 26.5%. The favorable variance is mainly due to favorable variations from tax deductions and tax exempt income of $6.8 million.

For the year ended December 31, 2022, the Company’s effective tax rate was 22.7%. The income tax expense of $242.4 million reflects a $40.0 million favorable variance versus an anticipated income tax expense of $282.4 million based on the Company’s statutory tax rate of 26.5%. The favorable variance is mainly due to the tax deductions and tax exempt income of $40.2 million, primarily from the sale of CFI.

Net income and adjusted net income

(unaudited) (in thousands of U.S. dollars, except per share data)	Three months ended December 31			Years ended December 31
	2022	2021*	2020	2022	2021*	2020
Net income	153,494	144,139	86,328	823,232	754,405	275,675
Amortization of intangible assets related to business acquisitions	13,969	13,128	13,786	52,003	50,498	47,623
Net change in fair value and accretion expense of contingent considerations	90	1,571	141	216	1,932	224
Net foreign exchange (gain) loss	(564)	(939)	373	556	(1,471)	(1,237)
(Gain) loss on sale of business and direct attributable costs	2,069	—	(306)	(69,753)	—	(306)
Bargain purchase gain	—	—	—	—	(283,593)	(4,008)
Gain on sale of land and buildings and assets held for sale	(15,941)	(6,638)	(2,206)	(77,870)	(11,978)	(11,893)
(Gain) loss on disposal of intangible assets	—	(5)	—	—	1	—
Tax impact of adjustments	(1,358)	(2,636)	(3,199)	3,284	(11,446)	(10,278)
Adjusted net income[1]	151,759	148,620	93,357	731,668	498,348	299,763
Adjusted EPS – basic[1]	1.75	1.60	1.00	8.19	5.36	3.36
Adjusted EPS – diluted[1]	1.72	1.57	0.98	8.02	5.23	3.30
* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

For the three months ended December 31, 2022, TFI International’s net income was $153.5 million as compared to $144.1 million in Q4 2021. The Company’s adjusted net income1, a non-IFRS measure, which excludes items listed in the above table, was $151.8 million as compared to $148.6 million in Q4 2021, an increase of 2% or $3.2 million. Adjusted EPS, fully diluted, increased by $0.15 to $1.72 from $1.57 in Q4 2021.

For the year ended December 31, 2022, TFI International’s net income was $823.2 million as compared to $754.4 million in 2021, which included a bargain purchase gain on the acquisition of UPS Freight of $283.6 million. The Company’s adjusted net income1, a non-IFRS measure, which excludes items listed in the above table, was $731.7 million as compared to $498.3 million in 2021, an increase of 47% or $233.3 million. Adjusted EPS, fully diluted, increased by $2.79 to $8.02 from $5.23 in 2021.

1 This is a non-IFRS. For the reconciliation, refer to the “Non-IFRS financial measures” section below.

Management’s Discussion and Analysis

SEGMENTED RESULTS

To facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses. Note that “Total revenue” is not affected by this reallocation.

Selected segmented financial information

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload*	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended December 31, 2022
Revenue before fuel surcharge[1]	129,074	720,783	403,351	375,968	—	(12,681)	1,616,495
% of total revenue[2]	9%	46%	25%	20%			100%
Adjusted EBITDA[3]	43,935	126,307	104,007	43,473	(12,766)	—	304,956
Adjusted EBITDA margin[3,4]	34.0%	17.5%	25.8%	11.6%			18.9%
Operating income (loss)	37,563	88,240	71,842	34,204	(14,989)	—	216,860
Operating margin[3,4]	29.1%	12.2%	17.8%	9.1%			13.4%
Total assets less intangible assets[3]	182,605	2,107,874	1,085,629	263,017	274,595	—	3,913,720
Net capital expenditures[3]	6,045	57,273	14,248	131	58	—	77,755
Three months ended December 31, 2021
Revenue before fuel surcharge[1]	150,074	822,911	506,432	427,561	—	(18,555)	1,888,423
% of total revenue[2]	8%	44%	27%	20%			100%
Adjusted EBITDA[3]	43,496	141,189	111,848	42,465	(20,532)	—	318,466
Adjusted EBITDA margin[3,4]	29.0%	17.2%	22.1%	9.9%			16.9%
Operating income (loss)	36,713	103,449	61,803	32,869	(19,855)	—	214,979
Operating margin[3,4]	24.5%	12.6%	12.2%	7.7%			11.4%
Total assets less intangible assets[3]	186,116	2,162,534	1,362,007	292,026	88,059		4,090,742
Net capital expenditures[3]	5,926	46,986	15,113	192	20	—	68,237
YTD December 31, 2022
Revenue before fuel surcharge[1]	498,972	3,243,557	1,986,331	1,689,122	—	(60,918)	7,357,064
% of total revenue[2]	7%	45%	28%	20%			100%
Adjusted EBITDA[3]	160,838	567,759	557,058	178,690	(39,321)	—	1,425,024
Adjusted EBITDA margin[3,4]	32.2%	17.5%	28.0%	10.6%			19.4%
Operating income (loss)	134,306	470,807	366,868	140,446	33,611	—	1,146,038
Operating margin[3,4]	26.9%	14.5%	18.5%	8.3%			15.6%
Total assets less intangible assets[3]	182,605	2,107,874	1,085,629	263,017	274,595	—	3,913,720
Net capital expenditures[3]	10,636	132,814	31,658	676	170	—	175,954
YTD December 31, 2021
Revenue before fuel surcharge[1]	560,147	2,440,640	1,901,157	1,620,926	—	(54,085)	6,468,785
% of total revenue[2]	9%	39%	30%	23%			100%
Adjusted EBITDA[3]	134,845	415,641	431,181	169,005	(74,193)	—	1,076,479
Adjusted EBITDA margin[3,4]	24.1%	17.0%	22.7%	10.4%			16.6%
Operating income (loss)	108,440	572,798	230,189	142,794	(74,992)	—	979,229
Operating margin[3,4]	19.4%	23.5%	12.1%	8.8%			15.1%
Total assets less intangible assets[3]	186,116	2,162,534	1,362,007	292,026	88,059	—	4,090,742
Net capital expenditures[3]	14,445	52,703	69,177	316	141	—	136,782

* Recasted for adjustments to provisional amounts for UPS Freight prior year business combination.

1 Includes intersegment revenue.

2 Segment revenue including fuel surcharge and intersegment revenue to consolidated revenue including fuel surcharge and intersegment revenue.

3 This is a non-IFRS measures. For a reconciliation, refer to the “Non-IFRS financial measures” section below.

4 As a percentage of revenue before fuel surcharge.

Management’s Discussion and Analysis

Package and Courier

(unaudited)	Three months ended December 31				Years ended December 31
(in thousands of U.S. dollars)	2022	%	2021	%	2022	%	2021	%
Total revenue	172,381		177,368		650,844		641,449
Fuel surcharge	(43,307)		(27,294)		(151,872)		(81,302)
Revenue	129,074	100.0%	150,074	100.0%	498,972	100.0%	560,147	100.0%
Materials and services expenses (net of fuel surcharge)	42,784	33.1%	60,636	40.4%	167,725	33.6%	243,786	43.5%
Personnel expenses	35,877	27.8%	39,060	26.0%	144,650	29.0%	154,820	27.6%
Other operating expenses	6,667	5.2%	6,905	4.6%	26,845	5.4%	26,762	4.8%
Depreciation of property and equipment	3,080	2.4%	3,297	2.2%	12,863	2.6%	12,392	2.2%
Depreciation of right-of-use assets	3,135	2.4%	3,300	2.2%	13,024	2.6%	13,109	2.3%
Amortization of intangible assets	157	0.1%	186	0.1%	645	0.1%	903	0.2%
Gain on sale of rolling stock and equipment	(189)	-0.1%	(23)	-0.0%	(1,087)	-0.2%	(59)	-0.0%
(Gain) loss on derecognition of right-of-use assets	-	-	-	-	1	0.0%	(7)	-0.0%
Loss on disposal of intangible assets	-	-	-	-	-	-	1	0.0%
Operating income	37,563	29.1%	36,713	24.5%	134,306	26.9%	108,440	19.4%
Adjusted EBITDA[1]	43,935	34.0%	43,496	29.0%	160,838	32.2%	134,845	24.1%
Return on invested capital[1]		32.5%		25.3%

1 This is a non-IFRS measure. For a reconciliation, refer to the “Non-IFRS financial measures” section below.

Operational data
(unaudited)	Three months ended December 31				Years ended December 31
(Revenue in U.S. dollars)	2022	2021	Variance	%	2022	2021	Variance	%
Revenue per pound (including fuel)	$0.47	$0.43	$0.04	9.3%	$0.48	$0.44	$0.04	9.1%
Revenue per pound (excluding fuel)	$0.35	$0.36	$(0.01)	-2.8%	$0.37	$0.39	$(0.02)	-5.1%
Revenue per package (excluding fuel)	$5.59	$6.11	$(0.52)	-8.5%	$5.88	$6.21	$(0.33)	-5.3%
Tonnage (in thousands of metric tons)	167	187	(20)	-10.7%	614	656	(42)	-6.4%
Packages (in thousands)	23,107	24,581	(1,474)	-6.0%	84,915	90,257	(5,342)	-5.9%
Average weight per package (in lbs.)	15.93	16.77	(0.84)	-5.0%	15.94	16.03	(0.09)	-0.6%
Vehicle count, average	1,028	1,139	(111)	-9.7%	1,046	1,069	(23)	-2.2%
Weekly revenue per vehicle (incl. fuel, in thousands of U.S. dollars)	$12.90	$11.98	$0.92	7.7%	$11.97	$11.54	$0.43	3.7%

Revenue

For the three months ended December 31, 2022, revenue of $129.1 million compared to $150.1 million in Q4 2021. This decrease is mostly attributable to a 6.0% decrease in packages combined with an 8.5% decrease in revenue per package (excluding fuel surcharge). The decrease in revenue per package is attributable to a decrease of 2.8% in revenue per pound (excluding fuel surcharge) and a 5.0% decrease in the average weight per package. The decrease in packages is attributable to a decline in market demand, primarily in business-to-consumer deliveries.

For the year ended December 31, 2022, revenue of $499.0 million compared to $560.1 million in 2021. This decrease is attributable to a 5.3% decrease in revenue per package combined with a 5.9% decrease in packages related primarily to softness in the business-to-consumer market.

Operating expenses

For the three months ended December 31, 2022, materials and services expenses, net of fuel surcharge revenue, decreased $17.9 million, or 29.4%, mostly due to an increase of $16.0 million in fuel surcharge revenue combined with a $1.0 million reduction in tires and rolling stock maintenance and repairs expenses. Personnel expenses decreased by $3.2 million, or 8.1%, as management responded to a decrease in volumes.

For the year ended December 31, 2022, materials and services expenses, net of fuel surcharge revenue, decreased $76.1 million, or 31.2%, mostly due to a $70.6 million increase in fuel surcharge revenue combined with a decrease of $6.3 million in sub-contracted P&D costs driven by lower volumes. This was partially offset by a $5.1 million increase in linehaul purchases mainly due to higher fuel surcharge paid to linehaul sub-contractors. Personnel expenses, specifically direct labor, decreased by $10.2 million, or 6.6%, primarily due to a decrease in volumes.

Operating income

Operating income for the three months ended December 31, 2022, increased by $0.9 million, or 2.4%, compared to the fourth quarter of 2021. The operating margin of 29.1% in the fourth quarter of 2022 was an improvement compared to 24.4% for the same period in 2021.

For the year ended December 31, 2022, operating income increased by $25.9 million, from $108.4 million in 2021 to $134.3 million in 2022 driven by consistent focus on improving the quality of freight and the efficiency of the network.

The return on invested capital increased 720 basis points, from 25.3% in the trailing twelve months ended December 31, 2021, to 32.5% in the twelve months ended December 31, 2022. The operating margin was 26.9% in 2022 compared to 19.4% in 2021.

Management’s Discussion and Analysis

Less-Than-Truckload

(unaudited)	Three months ended December 31				Years ended December 31
(in thousands of U.S. dollars)	2022	%	2021	%	2022	%	2021*	%
Total revenue	903,713		959,546		4,023,163		2,815,390
Fuel surcharge	(182,930)		(136,635)		(779,606)		(374,750)
Revenue	720,783	100.0%	822,911	100.0%	3,243,557	100.0%	2,440,640	100.0%
Materials and services expenses (net of fuel surcharge)	226,839	31.5%	274,166	33.3%	1,003,662	30.9%	848,273	34.8%
Personnel expenses	311,248	43.2%	348,237	42.3%	1,432,857	44.2%	1,022,214	41.9%
Other operating expenses	58,050	8.1%	60,196	7.3%	243,347	7.5%	155,992	6.4%
Depreciation of property and equipment	26,374	3.7%	25,846	3.1%	104,850	3.2%	73,242	3.0%
Depreciation of right-of-use assets	9,641	1.3%	9,398	1.1%	38,985	1.2%	33,050	1.4%
Amortization of intangible assets	2,065	0.3%	2,495	0.3%	8,831	0.3%	9,768	0.4%
Bargain Purchase Gain	-	-	-	-	-	-	(271,593)	-11.1%
Gain on sale of rolling stock and equipment	(1,601)	-0.2%	(842)	-0.1%	(4,056)	-0.1%	(907)	-0.0%
Gain on derecognition of right-of-use assets	(60)	-0.0%	(35)	-0.0%	(12)	-0.0%	(573)	-0.0%
(Gain) loss on sale of land and buildings and assets
held for sale	(13)	-0.0%	1	0.0%	(55,714)	-1.7%	(1,624)	-0.1%
Operating income	88,240	12.2%	103,449	12.6%	470,807	14.5%	572,798	23.5%
Adjusted EBITDA[1]	126,307	17.5%	141,189	17.2%	567,759	17.5%	415,641	17.0%
* Recasted for adjustments to provisional amounts for UPS Freight prior year business combination

1 This is a non-IFRS measure. For a reconciliation, refer to the “Non-IFRS financial measures” section below.

Operational data
(unaudited)	Three months ended December 31				Years ended December 31
(Revenue in U.S. dollars)	2022	2021	Variance	%	2022	2021	Variance	%
U.S. LTL
Revenue (in thousands of dollars)[1]	475,389	568,761	(93,372)	-16.4%	2,186,668	1,586,228	600,440	37.9%
Adjusted Operating Ratio[2]	90.4%	89.4%			89.9%	90.1%
Revenue per hundredweight (excluding fuel)[1]	$30.05	$29.20	$0.85	2.9%	$29.67	$28.52	$1.15	4.0%
Revenue per shipment (excluding fuel)[1]	$322.74	$310.97	$11.77	3.8%	$320.20	$299.91	$20.29	6.8%
Revenue per hundredweight (including fuel)[1]	$39.04	$34.76	$4.28	12.3%	$38.03	$33.57	$4.46	13.3%
Revenue per shipment (including fuel)[1]	$419.26	$371.17	$48.09	13.3%	$410.38	$353.06	$57.32	16.2%
Tonnage (in thousands of tons)[1]	791	974	(183)	-18.8%	3,685	2,781	904	32.5%
Shipments (in thousands)[1]	1,473	1,829	(356)	-19.5%	6,829	5,289	1,540	29.1%
Average weight per shipment (in lbs)[1]	1,074	1,065	9	0.8%	1,079	1,052	27	2.6%
Average length of haul (in miles)[1]	1,092	1,110	(18)	-1.6%	1,101	1,089	12	1.1%
Vehicle count, average[4]	4,410	4,583	(173)	-3.8%	4,685	4,866	(181)	-3.7%
Return on invested capital[2,3]	18.8%	-
Canadian LTL
Revenue (in thousands of dollars)	123,176	144,697	(21,521)	-14.9%	548,012	556,891	(8,879)	-1.6%
Adjusted Operating Ratio[2]	75.3%	78.3%			74.0%	79.9%
Revenue per hundredweight (excluding fuel)	$10.84	$11.13	$(0.29)	-2.6%	$11.26	$10.80	$0.46	4.3%
Revenue per shipment (excluding fuel)	$235.97	$223.30	$12.67	5.7%	$241.95	$222.40	$19.55	8.8%
Revenue per hundredweight (including fuel)[1]	$14.46	$13.33	$1.13	8.5%	$14.65	$12.62	$2.03	16.1%
Revenue per shipment (including fuel)[1]	$314.61	$267.43	$47.18	17.6%	$314.88	$260.01	$54.87	21.1%
Tonnage (in thousands of tons)	568	650	(82)	-12.6%	2,434	2,579	(145)	-5.6%
Shipments (in thousands)	522	648	(126)	-19.4%	2,265	2,504	(239)	-9.5%
Average weight per shipment (in lbs)	2,176	2,006	170	8.5%	2,149	2,060	89	4.3%
Average length of haul (in miles)	734	791	(57)	-7.2%	748	773	(25)	-3.2%
Vehicle count, average	808	810	(2)	-0.2%	800	837	(37)	-4.4%
Return on invested capital[2]	24.0%	17.8%
[1] Operational statistics exclude figures from Ground Freight Pricing (“GFP”).
[2] This is a non-IFRS measure. For a reconciliation please refer to the “Non-IFRS and Other Financial Measures” section below.
[3] The Return on invested capital for the U.S. LTL is not disclosed as the trailing twelve-month information is not available for fiscal 2021, as it was acquired on April 30, 2021.

[4]  The vehicle count average for the year ended December 31, 2021 was adjusted to calculate the average since the acquisition of UPS Freight on April 30, 2021. As at December 31, 2022 the active vehicle count was 4,046.

Revenue

For the three months ended December 31, 2022, revenue decreased by $102.1 million to $720.8 million. This decrease was mainly due to a 16.4%, or $93.4 million reduction coming from the Company's U.S. LTL operations, combined with a 14.9%, or $21.5 million reduction in the Canadian LTL operation, but partially offset by a 13.1% or $14.6 million increase in revenue coming from Ground with Freight Pricing (GFP). The reduction in U.S. LTL revenue was the result of a 19.5% decrease in shipment count partially offset by a 3.8% increase in revenue per shipment (excluding fuel) when compared to the fourth quarter of 2021. The decrease was primarily driven by the Company's intentional elimination of unprofitable freight combined with softer volumes due to a weaker end market. The Canadian LTL operation revenue decrease was caused by a 19.4% decrease in shipment count, partially offset by a 5.7% increase in revenue per shipment (excluding fuel). The increase in Canadian LTL revenue per shipment was the result of an 8.5% increase in

Management’s Discussion and Analysis

average weight per shipment, partially offset by a 2.6% decrease in revenue per hundredweight (before fuel). The increase in GFP revenue is mostly coming from an impressive 11.6% increase in shipments delivered.

For the year ended December 31, 2022, revenue increased $802.9 million to $3,243.6 million. The increase is mainly attributable to business acquisitions contributions in the U.S. LTL of $933.3 million. The revenue from existing operations increased $21.5 million, or 4%, compared to the prior year.

Operating expenses

For the three months ended December 31, 2022, materials and services expenses, net of fuel surcharge revenue, decreased $47.3 million, or 17.3%, attributable to $46.3 million higher fuel surcharge revenue, combined with a $12.1 million reduction in sub-contractor costs and partially offset by an $8.2 million increase in fuel cost and a $8.4 million increase in accidents and claims expense. Personnel expenses decreased $37.0 million, mostly from U.S. LTL operations and caused by the reduction of volume in the quarter, but partially offset by an increase in administrative salaries as the Company is progressively creating back-office related jobs in order to exit the Transition Service Agreement with UPS. Other operating expenses decreased $2.1 million, mostly from $5.6 million lower building repairs and maintenance cost combined with $1.3 million lower professional fees but offset by a $4.6 million increase in IT related expenses as the Company had IT costs in the quarter related to the implementation of a new accounting system, again in order to expedite the exit of our Transition Service Agreement with UPS.

For the year ended December 31, 2022, materials and services expenses, net of fuel surcharge revenue, increased by $155.4 million, with $284.7 million attributable to business acquisitions. Materials and services expenses from existing operations decreased $129.3 million, or 15.2%, mostly due to a $217.2 million increase in fuel surcharge revenue, partially offset by a $47.1 million increase in sub-contractor costs and a $42.3 million increase in fuel cost. Personnel expenses from existing operations decreased $42.0 million, or 4.1%, mostly attributable to a reduction in Direct labor cost following the drop in volume. Other operating expenses from existing operations increased $18.2 million when compared to the same period in 2021, $18.1 million coming from bad debt expenses and higher IT costs.

Operating income

Operating income for the three months ended December 31, 2022, decreased by $15.2 million to $88.2 million, mostly from U.S. LTL operations. Adjusted operating ratio, a non-IFRS measure, of Canadian LTL operations improved to 75.3% in the fourth quarter of 2022 as compared to 78.3% in the same quarter in 2021. U.S. LTL operations achieved a 90.4% adjusted operating ratio, a non-IFRS measure, in the fourth quarter of 2022, compared to 89.4% in the fourth quarter of 2021, the increase being mostly attributable to lower volume and higher administrative expenses to implement back-office services while still paying UPS for the Transition Service Agreement.

For the year ended December 31, 2022, operating income of $470.8 million compared to $572.8 million in 2021. U.S. LTL operations operating income decreased $131.3 million, due to a bargain purchase gain of $271.6 million recognized in the prior year, partially offset by a $92.6 million increase from business acquisitions and a $55.1 million increase in the gain on asset held for sale. Canadian LTL operating income increased $29.3 million when compared to the prior year.

The return on invested capital, a non-IFRS measure, of the Company's Canadian based LTL segment was 24.0% in the fourth quarter of 2022, a 620-basis point increase from 17.8% for the 12 months ended December 31, 2021. The increase is mostly related to materially higher operating income, combined with slightly lower invested capital. Return on invested capital of the U.S. LTL operations was 22.8% in the fourth quarter of 2022.

Management’s Discussion and Analysis

Truckload

(unaudited)	Three months ended December 31				Years ended December 31
(in thousands of U.S. dollars)	2022	%	2021	%	2022	%	2021	%
Total revenue	502,784		584,009		2,451,038		2,162,752
Fuel surcharge	(99,433)		(77,577)		(464,707)		(261,595)
Revenue	403,351	100.0%	506,432	100.0%	1,986,331	100.0%	1,901,157	100.0%
Materials and services expenses (net of fuel surcharge)	174,305	43.2%	221,538	43.7%	821,442	41.4%	823,645	43.3%
Personnel expenses	115,449	28.6%	160,351	31.7%	585,891	29.5%	604,041	31.8%
Other operating expenses	13,709	3.4%	19,193	3.8%	76,612	3.9%	66,468	3.5%
Depreciation of property and equipment	26,695	6.6%	35,652	7.0%	129,013	6.5%	137,301	7.2%
Depreciation of right-of-use assets	15,730	3.9%	15,087	3.0%	59,473	3.0%	52,680	2.8%
Amortization of intangible assets	5,699	1.4%	5,960	1.2%	23,944	1.2%	21,580	1.1%
Gain on sale of rolling stock and equipment	(3,981)	-1.0%	(6,338)	-1.3%	(54,481)	-2.7%	(23,747)	-1.2%
Gain on derecognition of right-of-use assets	(138)	-0.0%	(160)	-0.0%	(191)	-0.0%	(431)	-0.0%
Gain on sale of land and buildings and assets
held for sale	(15,959)	-4.0%	(6,649)	-1.3%	(22,240)	-1.1%	(10,569)	-0.6%
Gain on disposal of intangible assets	-	-	(5)	-0.0%	-	-	-	-
Operating income	71,842	17.8%	61,803	12.2%	366,868	18.5%	230,189	12.1%
Adjusted EBITDA[1]	104,007	25.8%	111,848	22.1%	557,058	28.0%	431,181	22.7%

Operational data	Three months ended December 31				Years ended December 31
(unaudited)	2022	2021	Variance	%	2022	2021	Variance	%
Specialized TL2
Revenue (in thousands of U.S. dollars)	325,493	328,648	(3,154)	-1.0%	1,362,390	1,233,791	128,599	10.4%
Adjusted operating ratio[1]	87.4%	89.6%			83.1%	88.7%
Tractor count, average	3,839	3,845	(7)	-0.2%	3,641	3,722	(81)	-2.2%
Trailer count, average	11,004	11,302	(298)	-2.6%	10,833	10,912	(79)	-0.7%
Tractor age	3.6	3.4	0.2	5.5%	3.6	3.4	0.2	5.5%
Trailer age	11.5	10.5	1.0	9.8%	11.5	10.5	1.0	9.8%
Number of owner operators, average	1,193	1,201	(8)	-0.7%	1,126	1,217	(91)	-7.5%
Return on invested capital[1]	13.4%	9.2%
Canadian based Conventional TL
Revenue (in thousands of U.S. dollars)	79,101	73,786	5,315	7.2%	322,553	250,177	72,376	28.9%
Adjusted operating ratio[1]	81.1%	88.4%			78.7%	87.9%
Total mileage (in thousands)	24,498	26,467	(1,969)	-7.4%	93,923	92,236	1,687	1.8%
Tractor count, average	858	728	130	17.9%	741	640	102	15.9%
Trailer count, average	3,636	3,401	235	6.9%	3,456	2,884	572	19.8%
Tractor age	3.5	4.1	(0.6)	-13.7%	3.5	4.1	(0.6)	-13.7%
Trailer age	7.3	7.5	(0.2)	-2.5%	7.3	7.5	(0.2)	-2.5%
Number of owner operators, average	254	324	(70)	-21.7%	269	306	(37)	-12.0%
Return on invested capital[1]	21.3%	10.9%
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.
[2] Recasted comparative figures for change in operating segments of the dedicated operations from US Conventional Truckload as a result of the sale of business of CFI.

During Q4 2022, Quevrac and Boutin were acquired and incorporated into the Truckload segment.

Revenue

For the three months ended December 31, 2022, revenue decreased by $103.1 million, or 20%, from $506.4 million in Q4 2021 to $403.4 million. Contributing primarily to this decrease was the impact on revenue from the sale of CFI of $113.8 million and a decrease in revenue from existing operations of $29.5 million, partially offset by contributions from business acquisitions of $40.3 million. For Specialized TL, revenue decreased by $3.2 million, or 1.0%, compared to the prior year period, primarily due to an organic decline of $34.4 million, partially offset by contributions from business acquisitions of $31.3 million. For Canadian based conventional TL operations, revenue increased by $5.3 million, or 7.2%, compared to the same prior year period. The increase was mainly due to a 5.7% improvement in revenue per tractor, driven by a 20.7% improvement in revenue per mile, partially offset by a 12.4% decline in miles per tractor.

For the year ended December 31, 2022, TL revenue increased by $85.2 million, or 4%, from $1,901.2 million in 2021 to $1,986.3 million in 2022. This increase is mainly due to contributions from business acquisitions of $227.6 million, partially offset by the impact on revenue from the sale of CFI of $150.9 million.

Operating expenses

For the three months ended December 31, 2022, operating expenses, net of fuel surcharge, decreased by $113.1 million or 25%, from $444.6 million in 2021 to $331.5 million in 2022. This is mainly due to a decrease in operating expenses of $86.6 million following the sale of CFI and a decrease in operating expenses, net of fuel surcharge, from existing truckload operations of $59.8 million, partially offset by an increase of $33.3 million in operating expenses, net of fuel surcharge, from business acquisitions.

For the year ended December 31, 2022, TL operating expenses, net of fuel surcharge, decreased by $51.5 million or 3%, from $1,671.0 million in 2021 to $1,619.5 million in 2022. This is primarily due to a decrease in operating expenses of $91.3 million following the sale of CFI, an increase in gain on sale

Management’s Discussion and Analysis

of property and equipment of $42.2 million, and a decrease in operating expenses, net of fuel surcharge, from existing truckload operations, partially offset by an increase of $209.2 million in operating expenses, net of fuel surcharge, from business acquisition.

Operating income

For the three months ended December 31, 2022, operating income for the TL segment was $71.8 million for the three months ended December 31, 2022, up 16% from $61.8 million in the fourth quarter of 2021. Contributions to operating income from business acquisitions were $7.0 million and excluded the contribution from CFI of $12.6 million from Q4 2021.

For the year ended December 31, 2022, operating income in the TL segment increased by $136.7 million, or 59%, from $230.2 million in 2021 to $366.9 million in 2022. The increase was primarily organic, in addition to gains on sale of rolling stock and equipment of $42.2 million and, contributions from business acquisitions of $18.5 million and excluded the contribution from CFI of $17.5 million.

Return on invested capital, a non-IFRS measure, for the Specialized TL segment increased to 13.4% as compared to 9.2% in the same prior year period due primarily to an increase in operating income. The return on invested capital, a non-IFRS measure, for Canadian based Conventional TL was 21.3%, up from 10.9% for the same prior year period, reflecting an increase in operating income.

Logistics

(unaudited)	Three months ended December 31				Years ended December 31
(in thousands of U.S. dollars)	2022	%	2021	%	2022	%	2021	%
Total revenue	394,071		441,086		1,763,280		1,662,072
Fuel surcharge	(18,103)		(13,525)		(74,158)		(41,146)
Revenue	375,968	100.0%	427,561	100.0%	1,689,122	100.0%	1,620,926	100.0%
Materials and services expenses (net of fuel surcharge)	269,625	71.7%	323,164	75.6%	1,232,049	72.9%	1,223,846	75.5%
Personnel expenses	35,770	9.5%	29,419	6.9%	143,505	8.5%	116,523	7.2%
Other operating expenses	27,107	7.2%	32,443	7.6%	134,923	8.0%	111,742	6.9%
Depreciation of property and equipment	333	0.1%	375	0.1%	1,460	0.1%	1,581	0.1%
Depreciation of right-of-use assets	3,644	1.0%	3,442	0.8%	14,794	0.9%	13,943	0.9%
Amortization of intangible assets	5,292	1.4%	5,776	1.4%	21,990	1.3%	22,684	1.4%
Bargain purchase gain	-	-	-	-	-	-	(12,000)	-0.7%
(Gain) loss on sale of rolling stock and equipment	(7)	-0.0%	70	0.0%	(37)	-0.0%	70	0.0%
Gain on derecognition of right-of-use assets	-	-	-	-	(8)	-0.0%	(260)	-0.0%
Loss on sale of land and building	-	-	3	0.0%	-	-	3	0.0%
Operating income	34,204	9.1%	32,869	7.7%	140,446	8.3%	142,794	8.8%
Adjusted EBITDA[1]	43,473	11.6%	42,465	9.9%	178,690	10.6%	169,005	10.4%
Return on invested capital[1]	21.9%		19.9%

1 This is a non-IFRS measure. For a reconciliation, refer to the “Non-IFRS financial measures” section below.

During Q4 2022, T-Lane was acquired and incorporated in the Logistics segment.

Revenue

For the three months ended December 31, 2022, revenue decreased by $51.6 million, or 12%, from $427.6 million in Q4 2021 to $376.0 million in Q4 2022, mainly due to a 3PL volume drop amounting to $42.8 million during the fourth quarter and the remaining revenue decrease from the last mile divisions. The contribution from business acquisitions in the quarter was $10.4 million.

For the year ended December 31, 2022, revenue increased by $68.2 million, or 4%, from $1,620.9 million in 2021 to $1,689.1 million. The increase is attributable to the contribution from business acquisitions of $53.9 million and $14.3 million from existing operations mainly driven by the 3PL business.

Approximately 78% (2021 – 77%) of the Logistics segment’s revenues in the quarter were generated from operations in the U.S. and approximately 22% (2021 – 23%) were generated from operations in Canada.

Operating expenses

For the three months ended December 31, 2022, total operating expenses, net of fuel surcharge decreased by $52.9 million, or 13%, relative to the same prior year period, from $394.7 million to $341.8 million. Business acquisitions accounted for a $9.7 million increase in operating expenses, and total operating expenses, net of fuel surcharge, decreased by $62.7 million for existing operations. Materials and services expenses decreased by $54.5 million mostly related to the 3PL and last mile volume decrease. Other operating expenses decreased by $5.8 million, mainly due to a reduction in other administrative costs.

For the year ended December 31, 2022, total operating expenses, net of fuel surcharge increased by $70.5 million, or 5%, from $1,478.1 million to $1,548.7 million. The increase in total operating expenses, net of fuel surcharge, is primarily from business acquisitions of $49.9 million, $8.7 million from existing operations, and $12.0 million from the bargain purchase gain recognized in 2021. The increase from existing operations is mostly from increases from a litigation settlement in the US last mile division of $11.8 million and increased sales commissions of $12.9 million related to revenue growth, offset by decreases in materials and services expense, net of fuel surcharge of $8.1 million and a decrease in personnel expenses of $1.7 million.

Management’s Discussion and Analysis

Operating income

Operating income for the three months ended December 31, 2022, increased by $1.3 million, or 4%, from $32.9 million to $34.2 million. The increase is partially due to cost management efforts by management and $0.7 million of contributions from business acquisitions.

For the year ended December 31, 2022, operating income decreased by $2.3 million, or 2%. The decrease is due to the $11.8 million settlement expense and the benefit of $12.0 million from the bargain purchase gain included in the 2021 results, offset by $4.1 million from business acquisitions.

The return on invested capital1, a non-IFRS measure, increased to 21.9% from 19.9% in the same prior year period.

LIQUIDITY AND CAPITAL RESOURCES

Sources and uses of cash

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2022	2021	2022	2021
Sources of cash:
Net cash from operating activities	248,348	190,333	971,645	855,351
Proceeds from sale of property and equipment	17,685	22,508	128,821	92,842
Proceeds from sale of assets held for sale	33,956	10,503	131,250	19,869
Net variance in cash and bank indebtedness	—	45,647	—	—
Net proceeds from long-term debt	1,172	71,161	—	736,030
Proceeds from the sale of business	—	—	546,228	—
Others	13,948	42,969	29,682	64,589
Total sources	315,109	383,121	1,807,626	1,768,681
Uses of cash:
Purchases of property and equipment	111,716	101,578	350,824	268,656
Business combinations, net of cash acquired	23,180	96,328	158,251	1,008,131
Net variance in cash and bank indebtedness	14,915	—	120,335	22,168
Net repayment of long-term debt	—	—	272,030	—
Repayment of lease liabilities	31,194	32,035	123,606	115,336
Dividends paid	23,746	21,406	97,321	85,386
Repurchase of own shares	83,497	106,863	567,983	198,153
Others	26,861	24,911	117,276	70,851
Total usage	315,109	383,121	1,807,626	1,768,681

Cash flow from operating activities

For the year ended December 31, 2022, net cash from operating activities increased by 14% to $971.6 million from $855.4 million in 2021. This $116.3 million increase is attributable to an increase in net income and non-cash expenses offset by a decline in non-cash working capital of $163.7 million resulting from an increase in sales which increased the accounts receivable balance, and in particular from the increase in fuel costs for which payments must be made much faster than fuel surcharge revenue is received. The increase in taxes paid of $35.4 million is due to the increase in profits.

1 Refer to the section “Non-IFRS financial measures”.

Management’s Discussion and Analysis

Cash flow used in investing activities

Property and equipment

The following table presents the additions of property and equipment by category for the three-month periods and years ended December 31, 2022 and 2021.

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2022	2021	2022	2021
Additions to property and equipment:
Purchases as stated on cash flow statements	111,716	101,578	350,824	268,656
Non-cash adjustments	1,321	1,017	445	(1,483)
	113,037	102,595	351,269	267,173
Additions by category:
Land and buildings	17,498	11,939	46,928	36,902
Rolling stock	87,306	85,868	286,277	217,080
Equipment	8,233	4,788	18,064	13,191
	113,037	102,595	351,269	267,173

The Company invests in new equipment to maintain its quality of service while minimizing maintenance costs. Its capital expenditures reflect the level of reinvestment required to keep its equipment in good order and to maintain a strategic allocation of its capital resources. The increase in additions in 2022 compared to 2021 is due primarily to the fleet renewal of TForce Freight.

In the normal course of activities, the Company constantly renews its rolling stock equipment generating regular proceeds and gain or loss on disposition. The following table indicates the proceeds and gains or losses from sale of property and equipment and assets held for sale by category for the three-month periods and years ended December 31, 2022 and 2021.

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2022	2021	2022	2021
Proceeds by category:
Land and buildings	33,857	10,592	131,684	19,222
Rolling stock	17,727	22,394	126,034	93,411
Equipment	57	25	2,353	78
	51,641	33,011	260,071	112,711
Gains (losses) by category:
Land and buildings	15,945	6,638	77,881	11,978
Rolling stock	7,219	7,309	59,671	25,176
Equipment	(1,414)	(169)	63	(320)
	21,750	13,778	137,615	36,834

Business acquisitions

For the year ended December 31, 2022, cash used in business acquisitions, net of cash acquired, totaled $158.3 million to acquire eleven businesses. Refer to the section of this report entitled “2022 business acquisitions” and further information can be found in note 5 of the December 31, 2022 audited consolidated financial statements.

Business dispositions

On August 31, 2022, the Company announced the completion of the sale of CFI’s Truckload, Temp Control and Mexican non-asset logistics business to Heartland Express, Inc. which generated proceeds from the sale of business of $546.2 million.

Purchase of investments

For the year ended December 31, 2022 cash used in the purchase of investments was $80.6 million (2021 – $35.9 million). Management has elected to measure these investments at fair value through OCI.

Management’s Discussion and Analysis

Cash flow used in financing activities

Debt

On March 23, 2022, the Company received $200 million in proceeds from the issuance of new debt taking the form of unsecured senior notes consisting of two tranches maturing on March 23, 2032, and 2037, bearing a fixed interest rate of 3.50% and 3.80%. Deferred financing fees of $0.3 million were recognized on the amount as a result of the transaction.

On March 23, 2022, the Company received an additional $100 million in proceeds from the amended and restated debt agreement signed on July 2, 2021, taking the form of unsecured senior notes as the third tranche maturing on April 2, 2034, bearing a fixed interest rate of 3.55%. Deferred financing fees of $0.1 million were recognized as a result of the transaction.

The two debt instruments described above are subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Company’s syndicated revolving credit agreement as described in note 26(f) of the 2022 annual consolidated financial statements.

The proceeds of two debt issuances were used in full to pay off the unsecured term loan which was due in June 2022 without any penalty.

On September 2, 2022, the Company extended its credit facility until August 16, 2026. Under the new extension, the CAD availability and USD availability remain unchanged. Effective as of September 2, 2022, the interest rate will be the sum of the adjusted term secured overnight financing rate published by the Federal Reverse Bank of New York (“SOFR”) plus an applicable margin, which can vary between 113 and 175 basis points based on certain ratios. The change in interest rate did not have a material impact on the Company's financial statements as the Company has no interest rate swaps that hedge variable interest debt. The Company is subject to certain covenants in note 26(f) of the 2022 annual consolidated financial statements with regarding the maintenance of financial ratios. These are the same covenants as previously required by the Company's syndicated revolving credit agreement, the exception of the definition of funded debt for which unrestricted cash shall be reduced from the total amount of the funded debt. Deferred financing fees of $0.8 million were recognized on the increase.

NCIB on common shares

Pursuant to the renewal of the normal course issuer bid (“NCIB”), which began on November 2, 2022 and ending on November 1, 2023, the Company is authorized to repurchase for cancellation up to a maximum of 6,370,199 of its common shares under certain conditions. As at December 31, 2022, and since the inception of this NCIB, the Company has repurchased and canceled 436,820 common shares.

For the year ended December 31, 2022, the Company repurchased 6,368,322 common shares (as compared to 2,157,862 during the same period in 2021) at a weighted average price of $89.19 per share (as compared to $91.83 in the prior year period) for a total purchase price of $499.4 million (as compared to $174.7 million the prior year period).

Free cash flow1

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31			Years ended December 31
	2022	2021	2020	2022	2021	2020
Net cash from operating activities	248,348	190,333	164,928	971,645	855,351	610,862
Additions to property and equipment	(111,716)	(102,595)	(60,410)	(350,824)	(267,173)	(142,814)
Proceeds from sale of property and equipment	17,685	22,508	23,949	128,821	92,842	52,116
Proceeds from sale of assets held for sale	33,956	10,503	6,248	131,250	19,869	24,480
Free cash flow	188,273	120,749	134,715	880,892	700,889	544,644

The Company's objectives when managing its cash flow from operations are to ensure proper capital investment in order to provide stability and competitiveness for its operations, to ensure sufficient liquidity to pursue its growth strategy, and to undertake selective business acquisitions within a sound capital structure and a solid financial position.

For the year ended December 31, 2022, TFI International generated free cash flow of $880.9 million, compared to $700.9 million in 2021, which represents a year-over-year increase of $180.0 million, or 26%. The increase is due to an increase of $116.3 million in net cash from operating activities as explained above. The additions to property and equipment increased by $83.7 million as compared to the same prior year period as a result of fleet renewals due to the difficulty in procuring equipment in 2021. The proceeds from the sale of property and equipment increased by $36.0 million as compared to the prior year, due to the replenishment of the fleet discussed above and increased prices in the market. The proceeds from assets held for sale increased by $111.4 million from 2021, and are related to the sale of redundant assets.

1 This is a non-IFRS measure. Refer to the “Non-IFRS financial measures” section below.

Management’s Discussion and Analysis

Free cash flow conversion1, which measures the level of capital employed to generate earnings, for the year ended December 31, 2022, of 87.7% compares to 87.3% in the same prior year period.

Based on the December 31, 2022, closing share price of $100.24, the free cash flow1 generated by the Company in the preceding twelve months ($880.9 million, or $10.18 per share outstanding) represented a yield of 10.2%.

Financial position

(unaudited) (in thousands of U.S. dollars)	As at December 31, 2022	As at December 31, 2021*
Intangible assets	1,592,110	1,792,921
Total assets, less intangible assets[1]	3,913,720	4,090,742
Long-term debt	1,315,757	1,608,094
Lease liabilities	413,039	429,206
Shareholders' equity	2,463,070	2,310,355
* Recasted for adjustments to provisional amounts for UPS Freight prior year business combination

Compared to December 31, 2021, the Company’s total assets less intangible assets, long-term debt and lease liabilities have decreased. These decreases are primarily attributable to the sale of CFI and the associated assets and liabilities. The proceeds from the sale were used to immediately reduce the variable rate debt the Company had on its unsecured revolving facility. The increase in shareholder’s equity is mostly due to the repurchase and cancellation of the common shares.

Contractual obligations, commitments, contingencies and off-balance sheet arrangements

The following table indicates the Company’s contractual obligations with their respective maturity dates at December 31, 2022, including future interest payments.

(unaudited) (in thousands of U.S. dollars)	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Unsecured debenture – December 2024	147,558	—	147,558	—	—
Unsecured senior notes – December 2026 to March 2037	1,080,000	—	—	150,000	930,000
Conditional sales contracts	92,822	37,087	40,466	11,302	3,967
Lease liabilities	413,039	115,934	163,902	73,741	59,462
Interest on debt and lease liabilities	380,517	57,324	96,613	75,582	150,998
Total contractual obligations	2,113,936	210,345	448,539	310,625	1,144,427

On March 23, 2022, the Company received $200 million in proceeds from the issuance of new debt taking the form of unsecured senior notes consisting of two tranches maturing on March 23, 2032, and 2037, bearing a fixed interest rate of 3.50% and 3.80%. Deferred financing fees of $0.3 million were recognized as a result of the transaction.

On March 23, 2022, the Company received an additional $100 million in proceeds from the amendment and restatement of the debt agreement signed on July 2, 2021, taking the form of unsecured senior notes as the third tranche maturing on April 2, 2034, bearing a fixed interest rate of 3.55%. Deferred financing fees of $0.1 million were recognized as a result of the transaction.

The unsecured term loan of $326.1 million which was due in June 2022 was repaid in full with the proceeds from the two debt issuances above.

As at December 31, 2022 the Company’s long term debt was comprised 100% of fixed rate debts (2021 – 85.1%) and nil variable rate debt (2021 – 14.9%).

The following table indicates the Company’s financial covenants to be maintained under its credit facility. These covenants are measured on a consolidated rolling twelve-month basis and are calculated as prescribed by the credit agreement which, among other things, requires the exclusion of the impact of the new standard IFRS 16 Leases:

(unaudited) Covenants	Requirements	As at December 31, 2022
Funded debt-to- EBITDA ratio [ratio of total debt, net of cash, plus letters of credit and some other long-term liabilities to earnings before interest, income tax, depreciation and amortization (“EBITDA”), including last twelve months adjusted EBITDA from business acquisitions]	< 3.50	0.96
EBITDAR Coverage Ratio [ratio of EBITDAR (EBITDA before rent and including last twelve months adjusted EBITDAR from business acquisitions) to interest and net rent expenses]	> 1.75	6.22

1 This is a non-IFRS measure. Refer to the “Non-IFRS financial measures” section below.

Management’s Discussion and Analysis

As at December 31, 2022, the Company had $66.8 million of outstanding letters of credit ($47.4 million on December 31, 2021).

As at December 31, 2022, the Company had $149.8 million of purchase commitments and $13.9 million of purchase orders that the Company intends to enter into a lease that is expected to materialize within a year (December 31, 2021 – $87.5 million and $13.2 million, respectively).

Dividends and outstanding share data

Dividends

The Company declared $30.3 million in dividends, or $0.35 per common share, in the fourth quarter of 2022. The Board of Directors approved a quarterly dividend of $0.35 per outstanding common share of the Company’s capital, for an expected aggregate payment of $30.3 million to be paid on April 17, 2023, to shareholders of record at the close of business on March 31, 2023.

Outstanding shares and share-based awards

A total of 86,539,559 common shares were outstanding as at December 31, 2022 (December 31, 2021 – 92,152,893). There was no material change in the Company’s outstanding share capital between December 31, 2022 and February 22, 2023.

As at December 31, 2022, the number of outstanding options to acquire common shares issued under the Company’s stock option plan was 1,301,972 (December 31, 2021 – 2,060,960) of which 1,272,811 were exercisable (December 31, 2021 – 1,705,284). Each stock option entitles the holder to purchase one common share of the Company at an exercise price based on the volume-weighted average trading price of the Company’s shares for the last five trading days immediately preceding the effective date of the grant.

As at December 31, 2022, the number of restricted share units (‘’RSUs’’) granted under the Company’s equity incentive plan to its senior employees was 272,330 (December 31, 2021 – 271,704). On February 7, 2022, the Board of Directors approved the grant of 63,404 RSUs under the Company’s equity incentive plan. The RSUs will vest in February of the third year following the grant date. Upon satisfaction of the required service period, the plan provides for settlement of the award through shares. On April 28, 2022, the Company granted a total of 10,815 RSUs under the Company’s equity incentive plan. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $83.28 per unit. On August 31, 2022, due to the sale of CFI 22,876 RSUs were forfeited and the employees were compensated based on the text of the plan.

As at December 31, 2021, the number of performance share units (‘’PSUs’’) granted under the Company’s equity incentive plan to its senior employees was 261,451 (December 31, 2021 – 225,765). On February 7, 2022, the Board of Directors approved the grant of 63,404 PSUs under the Company’s equity incentive plan. The PSUs will vest in February of the third year following the grant date. Upon satisfaction of the required service period, the plan provides for settlement of the award through shares. On August 31, 2022, due to the sale of CFI 41,380 PSUs were canceled, including the 18,504 added for the performance, conditions met, and the employees were compensated based on the text of the plan.

Legal proceedings

The Company is involved in litigation arising from the ordinary course of business primarily involving claims for bodily injury and property damage. It is not feasible to predict or determine the outcome of these or similar proceedings. However, the Company believes the ultimate recovery or liability, if any, resulting from such litigation individually or in total would not materially adversely nor positively affect the Company’s financial condition or performance and, if necessary, has been provided for in the financial statements.

Management’s Discussion and Analysis

OUTLOOK

The North American economic growth forecast from leading economists remains subdued due to a variety of factors including elevated interest rates, high inflation that affects wages, energy and commodity prices, labor shortages, global supply chain challenges, and slower growth in many international markets. TFI International’s diversity across industrial and consumer end markets and across many modes of transportation, along with the Company’s disciplined approach to operations, helped generate solid results during the fourth quarter, but macro uncertainty and the possibility of economic recession in the year ahead remains.

TFI International’s business has proven resilient in the face of recent macro challenges and management remains vigilant in its monitoring for new potential risks that could cause further economic disruption, resulting in additional rounds of declining freight volumes and higher costs that could adversely affect TFI’s operating companies and the markets they serve. These uncertainties include but are not limited to geopolitical risk such as the ongoing war in Ukraine, tight labor market conditions, policy changes surrounding international trade, environmental mandates and changes to the tax code in any jurisdictions in which TFI International operates.

Barring a more significant economic downturn, management believes the Company is well positioned for continued solid operational and financial performance in 2023, benefiting from its financial foundation and strong cash flow that allows for strategic investment. The Company strives for a lean cost structure and has a longstanding focus on profitability, efficiency, network density, customer service, optimal pricing, driver retention, and capacity rationalization. TFI also continues to have material synergy opportunities related to the 2021 acquisition of TForce Freight, and has meaningful opportunities to enhance performance within most of its other operations. In addition, TFI’s diverse industrial exposure through specialized TL and LTL should continue to benefit from a shift toward domestic manufacturing, while its P&C and Logistics business segments should benefit over the long term from the expansion of e-commerce, which provides both growth and margin expansion opportunities.

Regardless of the operating environment, management’s goal is to build shareholder value through consistent adherence to its operating principles, including customer focus, an asset-light approach, and continual efforts to enhance efficiencies. In addition, TFI International values free cash flow generation and strong liquidity with a conservative balance sheet that features a high portion of attractive fixed-rate spreads and limited near-term debt maturities. This strong financial footing allows the Company to prudently invest and pursue select, accretive acquisitions while returning excess capital to shareholders.

SUMMARY OF EIGHT MOST RECENT QUARTERLY RESULTS

(in millions of U.S. dollars, except per share data)
	Q4’22	Q3’22	Q2’22	Q1’22	Q4’21	Q3’21	Q2’21*	Q1’21
Total revenue	1,956.7	2,242.0	2,422.3	2,191.5	2,140.9	2,094.0	1,836.7	1,148.8
Adjusted EBITDA[1]	305.0	348.2	441.9	330.0	318.5	296.4	285.4	176.2
Operating income	216.9	318.4	391.0	219.8	215.0	191.6	470.9	101.7
Net income	153.5	245.2	276.8	147.7	144.1	131.6	411.8	66.9
EPS – basic	1.77	2.78	3.05	1.61	1.56	1.42	4.42	0.72
EPS – diluted	1.74	2.72	3.00	1.57	1.52	1.38	4.32	0.70
Adjusted net income[1]	151.8	181.2	241.1	157.6	148.6	138.9	137.2	73.6
Adjusted EPS - diluted[1]	1.72	2.01	2.61	1.68	1.57	1.46	1.44	0.77
[1] This is a non-IFRS measure. For a reconciliation refer to the “Non-IFRS financial measures” section below.
* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

The differences between the quarters are mainly the result of seasonality (softer in Q1) and business acquisitions. The increase in Q2 2021 is due to the bargain purchase gain of $283.6 million on the acquisition of UPS Freight, and the Q3 2022 includes a $75.7 million gain on the sale of CFI.

NON-IFRS FINANCIAL MEASURES

Financial data have been prepared in conformity with IFRS, including the following measures:

Operating expenses: Operating expenses include: a) materials and services expenses, which are primarily costs related to independent contractors and vehicle operation; vehicle operation expenses, which primarily include fuel, repairs and maintenance, vehicle leasing costs, insurance, permits and operating supplies; b) personnel expenses; c) other operating expenses, which are primarily composed of costs related to offices’ and terminals’ rent, taxes, heating, telecommunications, maintenance and security and other general administrative expenses; d) depreciation of property and equipment, depreciation of right-of-use assets, amortization of intangible assets and gain or loss on the sale of rolling stock and equipment, on derecognition of right-of use assets, on sale of business and on sale of land and buildings and assets held for sale; e) bargain purchase gain; and f) impairment of intangible assets.

Management’s Discussion and Analysis

Operating income (loss): Net income or loss before finance income and costs and income tax expense, as stated in the consolidated financial statements.

This MD&A includes references to certain non-IFRS financial measures as described below. These non-IFRS financial measures are not standardized financial measures under IFRS used to prepare the financial statements of the Company to which the measures relate and might not be comparable to similar financial measures disclosed by other issuers. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of non-IFRS measures used in this MD&A and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided below.

Adjusted net income: Net income or loss excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, impairment of intangible assets, bargain purchase gain, gain or loss on sale of land and buildings, assets held for sale of and building, gain or loss on the sale of business and directly attributable expenses due to disposal, gain or loss on the disposal of intangible assets and U.S. Tax Reform. In presenting an adjusted net income and adjusted EPS, the Company’s intent is to help provide an understanding of what would have been the net income and earnings per share in a context of significant business combinations and excluding specific impacts and to reflect earnings from a strictly operating perspective. The amortization of intangible assets related to business acquisitions comprises amortization expense of customer relationships, trademarks and non-compete agreements accounted for in business combinations and the income tax effects related to this amortization. Management also believes, in excluding amortization of intangible assets related to business acquisitions, it provides more information on the amortization of intangible asset expense portion, net of tax, that will not have to be replaced to preserve the Company’s ability to generate similar future cash flows. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring. See reconciliation on page 9.

Adjusted earnings per share (adjusted “EPS”) - basic: Adjusted net income divided by the weighted average number of common shares.

Adjusted EPS - diluted: Adjusted net income divided by the weighted average number of diluted common shares.

Adjusted EBITDA: Net income before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale, sale of business, and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Segmented adjusted EBITDA refers to operating income (loss) before depreciation, amortization, impairment of intangible assets, bargain purchase gain, gain or loss on sale of business, land and buildings, and assets held for sale and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Consolidated adjusted EBITDA reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31			Years ended December 31
	2022	2021	2020	2022	2021*	2020
Net income	153,494	144,139	86,328	823,232	754,405	275,675
Net finance costs	16,963	21,441	15,382	80,397	73,018	53,910
Income tax expense	46,403	49,399	15,412	242,409	151,806	86,982
Depreciation of property and equipment	56,587	65,294	43,753	248,638	225,007	170,520
Depreciation of right-of-use assets	32,150	31,190	21,618	126,276	112,782	80,496
Amortization of intangible assets	13,262	13,653	13,557	55,679	55,243	48,213
(Gain) loss on sale of business	2,069	—	(306)	(73,653)	—	(306)
Bargain purchase gain	—	—	—	—	(283,593)	(4,008)
(Gain) loss on sale of land and buildings	—	9	5	(43)	19	6
Gain on sale of assets held for sale	(15,972)	(6,654)	(2,211)	(77,911)	(12,209)	(11,899)
(Gain) loss on sale of intangible assets	—	(5)	—	—	1	—
Adjusted EBITDA	304,956	318,466	193,538	1,425,024	1,076,479	699,589
* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Management’s Discussion and Analysis

Segmented adjusted EBITDA reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2022	2021	2022	2021*
Package and Courier
Operating income	37,563	36,713	134,306	108,440
Depreciation and amortization	6,372	6,783	26,532	26,404
Loss on disposal of intangible assets	—	—	—	1
Adjusted EBITDA	43,935	43,496	160,838	134,845
Less-Than-Truckload
Operating income	88,240	103,449	470,807	572,798
Depreciation and amortization	38,080	37,739	152,666	116,060
Bargain purchase gain	—	—	—	(271,593)
(Gain) loss on sale of land and buildings	(1)	6	—	16
Gain on sale of assets held for sale	(12)	(5)	(55,714)	(1,640)
Adjusted EBITDA	126,307	141,189	567,759	415,641
Truckload
Operating income	71,842	61,803	366,868	230,189
Depreciation and amortization	48,124	56,699	212,430	211,561
(Gain) loss on sale of land and buildings	1	—	(43)	—
Gain on sale of assets held for sale	(15,960)	(6,649)	(22,197)	(10,569)
Gain on disposal of intangible assets	—	(5)	—	—
Adjusted EBITDA	104,007	111,848	557,058	431,181
Logistics
Operating income	34,204	32,869	140,446	142,794
Depreciation and amortization	9,269	9,593	38,244	38,208
Bargain purchase gain	—	—	—	(12,000)
Loss on sale of land and buildings	—	3	—	3
Adjusted EBITDA	43,473	42,465	178,690	169,005
Corporate
Operating loss	(14,989)	(19,855)	33,611	(74,992)
Depreciation and amortization	154	(677)	721	799
(Gain) loss on sale of business	2,069	—	(73,653)	—
Adjusted EBITDA	(12,766)	(20,532)	(39,321)	(74,193)
* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Adjusted EBITDA margin is calculated as adjusted EBITDA as a percentage of revenue before fuel surcharge.

Free cash flow: Net cash from operating activities less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to meet capital requirements. See reconciliation on page 18.

Free cash flow conversion: Adjusted EBITDA less net capital expenditures, divided by the adjusted EBITDA. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to convert its operating profit into free cash flow.

Free cash flow conversion reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2022	2021	2022	2021*
Net income	153,494	144,139	823,232	754,405
Net finance costs	16,963	21,441	80,397	73,018
Income tax expense	46,403	49,399	242,409	151,806
Depreciation of property and equipment	56,587	65,294	248,638	225,007
Depreciation of right-of-use assets	32,150	31,190	126,276	112,782
Amortization of intangible assets	13,262	13,653	55,679	55,243
(Gain) loss on the sale of business	2,069	—	(73,653)	—
Bargain purchase gain	—	—	—	(283,593)
(Gain) loss on sale of land and buildings	—	9	(43)	19
Gain on sale of assets held for sale	(15,972)	(6,654)	(77,911)	(12,209)
(Gain) loss on sale of intangible assets	—	(5)	—	1
Adjusted EBITDA	304,956	318,466	1,425,024	1,076,479
Net capital expenditures	(77,755)	(68,237)	(175,954)	(136,782)
Adjusted EBITDA less net capital expenditures	227,201	250,229	1,249,070	939,697
Free cash flow conversion	74.5%	78.6%	87.7%	87.3%
* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Management’s Discussion and Analysis

Total assets less intangible assets: Management believes that this presents a more useful basis to evaluate the return on the productive assets. The excluded intangibles relate primarily to intangibles assets acquired through business acquisitions.

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload	Truckload	Logistics	Corporate	Eliminations	Total
As at December 31, 2022
Total assets	362,724	2,275,672	1,861,093	731,564	274,777	-	5,505,830
Intangible assets	180,119	167,798	775,464	468,547	182	-	1,592,110
Total assets less intangible assets	182,605	2,107,874	1,085,629	263,017	274,595	-	3,913,720

As at December 31, 2021*
Total assets	379,881	2,351,138	2,317,615	746,638	88,391	-	5,883,663
Intangible assets	193,765	188,604	955,608	454,612	332	-	1,792,921
Total assets less intangible assets	186,116	2,162,534	1,362,007	292,026	88,059	-	4,090,742
* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Management’s Discussion and Analysis

Net capital expenditures: Additions to rolling stock and equipment, net of proceeds from the sale of rolling stock and equipment and assets held for sale excluding property. Management believes that this measure illustrates the recurring net capital expenditures which is required for the respective period.

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended December 31, 2022
Additions to rolling stock	5,786	58,353	23,167	-	-		87,306
Additions to equipment	579	5,025	2,134	437	58		8,233
Proceeds from the sale of rolling stock	(320)	(6,399)	(11,252)	(115)	-		(18,086)
Proceeds from the sale of equipment	-	294	199	(191)	-		302
Net capital expenditures	6,045	57,273	14,248	131	58		77,755

Three months ended December 31, 2021
Additions to rolling stock	4,794	47,680	33,394	-	-		85,868
Additions to equipment	1,112	1,620	1,801	235	20		4,788
Proceeds from the sale of rolling stock	20	(2,313)	(20,075)	(26)	-		(22,394)
Proceeds from the sale of equipment	-	(1)	(7)	(17)	-		(25)
Net capital expenditures	5,926	46,986	15,113	192	20		68,237

YTD ended December 31, 2022
Additions to rolling stock	9,991	134,898	141,388	—	-		286,277
Additions to equipment	2,227	10,888	3,747	1,032	170		18,064
Proceeds from the sale of rolling stock	(1,579)	(13,067)	(111,582)	(165)	-		(126,393)
Proceeds from the sale of equipment	(3)	95	(1,895)	(191)	-		(1,994)
Net capital expenditures	10,636	132,814	31,658	676	170		175,954

YTD ended December 31, 2021
Additions to rolling stock	11,569	55,087	150,282	142	-		217,080
Additions to equipment	3,125	2,655	6,897	373	141		13,191
Proceeds from the sale of rolling stock	(246)	(5,024)	(87,995)	(146)	-		(93,411)
Proceeds from the sale of equipment	(3)	(15)	(7)	(53)	-		(78)
Net capital expenditures	14,445	52,703	69,177	316	141		136,782

Operating margin is calculated as operating income (loss) as a percentage of revenue before fuel surcharge.

Adjusted operating ratio: Operating expenses before gain on sale of business, bargain purchase gain, and gain or loss on sale of land and buildings and assets held for sale, and gain or loss on disposal of intangible assets (“Adjusted operating expenses”), net of fuel surcharge revenue, divided by revenue before fuel surcharge. Although the adjusted operating ratio is not a recognized financial measure defined by IFRS, it is a widely recognized measure in the transportation industry, which the Company believes provides a comparable benchmark for evaluating the Company’s performance. Also, to facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses.

Consolidated adjusted operating ratio reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31			Years ended December 31
	2022	2021	2020	2022	2021*	2020
Operating expenses	1,739,834	1,925,935	1,004,884	7,666,453	6,241,200	3,364,567
(Gain) loss on sale of business	(2,069)	—	306	73,653	—	306
Bargain purchase gain	—	—	—	—	283,593	4,008
Gain (loss) on sale of land and building	—	(9)	(5)	43	(19)	(6)
Gain on sale of assets held for sale	15,972	6,654	2,211	77,911	12,209	11,899
Gain (loss) on disposal of intangible assets	—	5	—	—	(1)	—
Adjusted operating expenses	1,753,737	1,932,585	1,007,396	7,818,060	6,536,982	3,380,774
Fuel surcharge revenue	(340,199)	(252,491)	(73,859)	(1,455,427)	(751,644)	(296,831)
Adjusted operating expenses, net of fuel surcharge revenue	1,413,538	1,680,094	933,537	6,362,633	5,785,338	3,083,943
Revenue before fuel surcharge	1,616,495	1,888,423	1,048,147	7,357,064	6,468,785	3,484,303
Adjusted operating ratio	87.4%	89.0%	89.1%	86.5%	89.4%	88.5%
* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination.

Management’s Discussion and Analysis

Less-Than-Truckload and Truckload reportable segments adjusted operating ratio reconciliation and Truckload operating segments reconciliations:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2022	2021*	2022	2021*
Less-Than-Truckload
Total revenue	903,713	959,546	4,023,163	2,815,390
Total operating expenses	815,473	856,097	3,552,356	2,242,592
Operating income	88,240	103,449	470,807	572,798
Operating expenses	815,473	856,097	3,552,356	2,242,592
Bargain purchase gain	—	—	—	271,593
Gain (loss) on sale of land and buildings and assets held for sale	13	(1)	55,714	1,624
Adjusted operating expenses	815,486	856,096	3,608,070	2,515,809
Fuel surcharge revenue	(182,930)	(136,635)	(779,606)	(374,750)
Adjusted operating expenses, net of fuel surcharge revenue	632,556	719,461	2,828,464	2,141,059
Revenue before fuel surcharge	720,783	822,911	3,243,557	2,440,640
Adjusted operating ratio	87.8%	87.4%	87.2%	87.7%
Less-Than-Truckload - Revenue before fuel surcharge
U.S. based LTL	601,436	680,212	2,709,762	1,889,611
Canadian based LTL	123,176	144,697	548,012	556,891
Eliminations	(3,829)	(1,998)	(14,217)	(5,862)
	720,783	822,911	3,243,557	2,440,640
Less-Than-Truckload - Fuel surcharge revenue
U.S. based LTL	142,180	108,275	615,840	281,110
Canadian based LTL	41,051	28,598	165,185	94,166
Eliminations	(301)	(238)	(1,419)	(526)
	182,930	136,635	779,606	374,750
Less-Than-Truckload - Operating income (loss)
U.S. based LTL	57,819	72,077	327,793	459,071
Canadian based LTL	30,421	31,372	143,014	113,727
	88,240	103,449	470,807	572,798
U.S. based LTL
Operating expenses*	685,797	716,410	2,997,809	1,711,650
Bargain purchase gain	-	-	-	271,593
Gain (loss) on sale of land and buildings and assets held for sale	-	(7)	55,054	(17)
Adjusted operating expenses	685,797	716,403	3,052,863	1,983,226
Fuel surcharge revenue	(142,180)	(108,275)	(615,840)	(281,110)
Adjusted operating expenses, net of fuel surcharge	543,617	608,128	2,437,023	1,702,116
Revenue before fuel surcharge	601,436	680,212	2,709,762	1,889,611
Adjusted operating ratio	90.4%	89.4%	89.9%	90.1%
Canadian based LTL
Operating expenses*	133,806	141,923	570,183	537,330
Gain on sale of land and buildings and assets held for sale	13	6	660	1,641
Adjusted operating expenses	133,819	141,929	570,843	538,971
Fuel surcharge revenue	(41,051)	(28,598)	(165,185)	(94,166)
Adjusted operating expenses, net of fuel surcharge	92,768	113,331	405,658	444,805
Revenue before fuel surcharge	123,176	144,697	548,012	556,891
Adjusted operating ratio	75.3%	78.3%	74.0%	79.9%
* Recasted for adjustments to provisional amounts of UPS Freight prior year business combination

* Operating expenses excluding intra LTL eliminations

Management’s Discussion and Analysis

Less-Than-Truckload and Truckload reportable segments adjusted operating ratio reconciliation and Truckload operating segments reconciliations (continued):

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2022	2021	2022	2021
Truckload
Total revenue	502,784	584,009	2,451,038	2,162,752
Total operating expenses	430,942	522,206	2,084,170	1,932,563
Operating income	71,842	61,803	366,868	230,189
Operating expenses	430,942	522,206	2,084,170	1,932,563
Gain on sale of business	—	—	—	—
Gain on sale of land and buildings and assets held for sale	15,959	6,649	22,240	10,569
Adjusted operating expenses	446,901	528,855	2,106,410	1,943,132
Fuel surcharge revenue	(99,433)	(77,577)	(464,707)	(261,595)
Adjusted operating expenses, net of fuel surcharge revenue	347,468	451,278	1,641,703	1,681,537
Revenue before fuel surcharge	403,351	506,432	1,986,331	1,901,157
Adjusted operating ratio	86.1%	89.1%	82.7%	88.4%
Truckload - Revenue before fuel surcharge
U.S. based Conventional TL1	—	106,171	310,026	424,320
Canadian based Conventional TL	79,101	73,786	322,553	250,177
Specialized TL1	325,493	328,648	1,362,390	1,233,761
Eliminations	(1,243)	(2,173)	(8,638)	(7,101)
	403,351	506,432	1,986,331	1,901,157
Truckload - Fuel surcharge revenue
U.S. based Conventional TL1	—	20,337	82,059	72,527
Canadian based Conventional TL	17,307	9,414	62,929	29,043
Specialized TL1	82,288	48,045	321,362	160,574
Eliminations	(162)	(219)	(1,643)	(549)
	99,433	77,577	464,707	261,595
Truckload - Operating income
U.S. based Conventional TL1	—	12,409	46,133	49,989
Canadian based Conventional TL	30,463	8,565	84,321	30,367
Specialized TL1	41,379	40,829	236,414	149,833
	71,842	61,803	366,868	230,189
U.S. based Conventional TL1
Operating expenses*	—	114,099	345,952	446,858
Gain on sale of land and buildings and assets held for sale	—	—	—	—
Adjusted operating expenses	—	114,099	345,952	446,858
Fuel surcharge revenue	—	(20,337)	(82,059)	(72,527)
Adjusted operating expenses, net of fuel surcharge revenue	—	93,762	263,893	374,331
Revenue before fuel surcharge	—	106,171	310,026	424,320
Adjusted operating ratio	—	88.3%	85.1%	88.2%
Canadian based Conventional TL
Operating expenses*	65,945	74,635	301,161	248,853
Gain on sale of land and buildings and assets held for sale	15,485	—	15,529	17
Adjusted operating expenses	81,430	74,635	316,690	248,870
Fuel surcharge revenue	(17,307)	(9,414)	(62,929)	(29,043)
Adjusted operating expenses, net of fuel surcharge revenue	64,123	65,221	253,761	219,827
Revenue before fuel surcharge	79,101	73,786	322,553	250,177
Adjusted operating ratio	81.1%	88.4%	78.7%	87.9%
Specialized TL1
Operating expenses*	366,402	335,864	1,447,338	1,244,502
Gain on sale of assets held for sale	474	6,649	6,711	10,552
Adjusted operating expenses	366,876	342,513	1,454,049	1,255,054
Fuel surcharge revenue	(82,288)	(48,045)	(321,362)	(160,574)
Adjusted operating expenses, net of fuel surcharge revenue	284,588	294,468	1,132,687	1,094,480
Revenue before fuel surcharge	325,493	328,648	1,362,390	1,233,761
Adjusted operating ratio	87.4%	89.6%	83.1%	88.7%
[1] Recasted comparative figures for change in operating segments of the dedicated operations from US Conventional Truckload as a result of the sale of business of CFI.
* Operating expenses excluding intra TL eliminations

Management’s Discussion and Analysis

Return on invested capital (“ROIC”): Management believes ROIC at the segment level is a useful measure in the efficiency in the use of capital funds. The Company calculates ROIC as segment operating income net of exclusions, after tax, divided by the segment average invested capital. Operating income net of exclusions, after tax, is calculated as the trailing twelve months of operating income before bargain purchase gain, gain or loss on the sale of land and buildings and assets held for sale, and amortization of intangible assets, after tax using the statutory tax rate of the Company. Average invested capital is calculated intangibles plus total assets excluding intangibles, net of trade and other payables, current taxes payable and provisions averaged between the beginning and ending balance over a twelve-month period.

Return on invested capital segment reconciliation:

(unaudited) (in thousands of U.S. dollars)	As at December 31
	2022	2021
Package and Courier
Operating income	134,306	108,440
Amortization of intangible assets	645	903
Operating income, net of exclusions	134,951	109,343
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	99,189	80,367
Intangible assets	180,119	193,765
Total assets, excluding intangible assets	182,605	186,116
less: Trade and other payables, income taxes payable and provisions	(67,428)	(65,438)
Total invested capital, current year	295,296	314,443
Intangible assets, prior year	193,765	193,288
Total assets, excluding intangible assets, prior year	186,116	194,631
less: Trade and other payables, income taxes payable and provisions, prior year	(65,438)	(66,793)
Total invested capital, prior year	314,443	321,126
Average invested capital	304,870	317,785
Return on invested capital	32.5%	25.3%
Less-Than-Truckload - Canadian based LTL
Operating income	143,014	113,727
Gain on sale of assets held for sale	(660)	(1,640)
Amortization of intangible assets	7,713	9,004
Operating income, net of exclusions	150,067	121,091
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	110,299	89,002
Intangible assets	162,397	182,084
Total assets, excluding intangible assets	352,949	373,655
less: Trade and other payables, income taxes payable and provisions	(77,439)	(74,241)
Total invested capital, current year	437,907	481,498
Intangible assets, prior year	182,084	189,579
Total assets, excluding intangible assets, prior year	373,655	403,549
less: Trade and other payables, income taxes payable and provisions, prior year	(74,241)	(76,608)
Total invested capital, prior year	481,498	516,520
Average invested capital	459,703	499,009
Return on invested capital	24.0%	17.8%

Management’s Discussion and Analysis

Return on invested capital segment reconciliation (continued):

(unaudited) (in thousands of U.S. dollars)	As at December 31
	2022	2021
Truckload - Canadian based Conventional TL
Operating income	84,321	30,367
Gain on sale of land and buildings	(44)	—
Gain on sale of assets held for sale	(15,485)	(17)
Amortization of intangible assets	1,958	2,124
Operating income, net of exclusions	70,750	32,474
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	52,001	23,868
Intangible assets	96,941	104,947
Total assets, excluding intangible assets	185,740	169,197
less: Trade and other payables, income taxes payable and provisions	(40,671)	(28,473)
Total invested capital, current year	242,010	245,671
Intangible assets, prior year	104,947	96,737
Total assets, excluding intangible assets, prior year	169,197	121,407
less: Trade and other payables, income taxes payable and provisions, prior year	(28,473)	(24,839)
Total invested capital, prior year	245,671	193,305
Average invested capital	243,841	219,488
Return on invested capital	21.3%	10.9%
Truckload - Specialized TL*
Operating income	236,414	149,833
Gain on sale of assets held for sale	(6,711)	(10,553)
Amortization of intangible assets	20,495	17,394
Operating income, net of exclusions	250,198	156,674
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	183,896	115,155
Intangible assets	678,522	658,692
Total assets, excluding intangible assets	906,564	791,293
less: Trade and other payables, income taxes payable and provisions	(151,097)	(139,683)
Total invested capital, current year	1,433,989	1,310,302
Intangible assets, prior year	658,692	615,865
Total assets, excluding intangible assets, prior year	791,293	701,987
less: Trade and other payables, income taxes payable and provisions, prior year	(139,683)	(112,888)
Total invested capital, prior year	1,310,302	1,204,964
Average invested capital	1,372,146	1,257,633
Return on invested capital	13.4%	9.2%
Logistics
Operating income	140,446	142,794
Loss on sale of land and buildings	—	3
Amortization of intangible assets	21,990	22,683
Bargain Purchase gain	—	(12,000)
Operating income, net of exclusions	162,436	153,480
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	119,390	112,808
Intangible assets	468,547	454,612
Total assets, excluding intangible assets	263,550	292,026
less: Trade and other payables, income taxes payable and provisions	(186,557)	(199,967)
Total invested capital, current year	545,540	546,671
Intangible assets, prior year	454,612	457,098
Total assets, excluding intangible assets, prior year	292,026	272,592
less: Trade and other payables, income taxes payable and provisions, prior year	(199,967)	(144,305)
Total invested capital, prior year	546,671	585,385
Average invested capital	546,106	566,028
Return on invested capital	21.9%	19.9%
* Recasted comparative figures for change in operating segments of the dedicated operations from US Conventional Truckload as a result of the sale of business of CFI.

Return on invested capital for US LTL : Management believes ROIC at the segment level is a useful measure in the efficiency in the use of capital funds and the ROIC calculation for U.S. LTL has been modified as compared to the other segment ROICs due to the impact of the bargain purchase gain to provide more consistent comparison to other segments ROIC calculation. The modification includes reducing the total assets, excluding intangible assets by the bargain purchase gain, using the acquisition price instead of the prior year invested capital, and reducing the current year total invested capital by the total liabilities of the US.

Management’s Discussion and Analysis

(unaudited) (in thousands of U.S. dollars)	As at December 31
	2022	2021*
Less-Than-Truckload - U.S. based LTL
Operating income	327,793	—
Loss on sale of land and buildings	8	—
Gain on sale of assets held for sale	(55,054)	—
Amortization of intangible assets	1,118	—
Operating income, net of exclusions	273,865	—
Income tax	26.5%	—
Operating income net of exclusions, after tax	201,291	—
Intangible assets	5,401	—
Total assets, excluding intangible assets	1,483,288	—
less: Total liabilities	(637,340)	—
Total invested capital, current year	851,349	—
Total invested capital, acquisition price	838,910	—
Average invested capital	845,130	—
Return on invested capital	23.8%	—
* The return on invested capital for the U.S. LTL is not disclosed as the trailing twelve-month information was not available for 2021.

Management’s Discussion and Analysis

RISKS AND UNCERTAINTIES

The Company’s future results may be affected by a number of factors over many of which the Company has little or no control. The following discussion of risk factors contains forward-looking statements. The following issues, uncertainties and risks, among others, should be considered in evaluating the Company’s business, prospects, financial condition, results of operations and cash flows.

Competition. The Company faces growing competition from other transporters in Canada, the United States and Mexico. These factors, including the following, could impair the Company’s ability to maintain or improve its profitability and could have a material adverse effect on the Company’s results of operations:

•
the Company competes with many other transportation companies of varying sizes, including Canadian, U.S. and Mexican transportation companies;
•
the Company’s competitors may periodically reduce their freight rates to gain business, which may limit the Company’s ability to maintain or increase freight rates or maintain growth in the Company’s business;
•
some of the Company’s customers are other transportation companies or companies that also operate their own private trucking fleets, and they may decide to transport more of their own freight or bundle transportation with other services;
•
some of the Company’s customers may reduce the number of carriers they use by selecting so-called “core carriers” as approved service providers or by engaging dedicated providers, and in some instances the Company may not be selected;
•
many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some of the Company’s business to competitors;
•
the market for qualified drivers is highly competitive, particularly in the Company’s growing U.S. operations, and the Company’s inability to attract and retain drivers could reduce its equipment utilization and cause the Company to increase compensation, both of which would adversely affect the Company’s profitability;
•
economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with the Company;
•
some of the Company’s smaller competitors may not yet be fully compliant with recently-enacted regulations which may allow such competitors to take advantage of additional driver productivity;
•
advances in technology, such as advanced safety systems, automated package sorting, handling and delivery, vehicle platooning, alternative fuel vehicles, autonomous vehicle technology and digitization of freight services, may require the Company to increase investments in order to remain competitive, and the Company’s customers may not be willing to accept higher freight rates to cover the cost of these investments;
•
the Company’s competitors may have better safety records than the Company or a perception of better safety records, which could impair the Company’s ability to compete;
•
some high-volume package shippers, such as Amazon.com, are developing and implementing in-house delivery capabilities and utilizing independent contractors for deliveries, which could in turn reduce the Company’s revenues and market share;
•
the Company’s brand names may be subject to adverse publicity (whether or not justified) and lose significant value, which could result in reduced demand for the Company’s services;
•
competition from freight brokerage companies may materially adversely affect the Company’s customer relationships and freight rates; and
•
higher fuel prices and, in turn, higher fuel surcharges to the Company’s customers may cause some of the Company’s customers to consider freight transportation alternatives, including rail transportation.

Regulation. In Canada, carriers must obtain licenses issued by provincial transport boards in order to carry goods inter-provincially or to transport goods within any province. Licensing from U.S. and Mexican regulatory authorities is also required for the transportation of goods in Canada, the United States, and Mexico. Any change in or violation of existing or future regulations could have an adverse impact on the scope of the Company’s activities. Future laws and regulations may be more stringent, require changes in the Company’s operating practices, influence the demand for transportation services or require the Company to incur significant additional costs. Higher costs incurred by the Company, or by the Company’s suppliers who pass the costs onto the Company through higher supplies and materials pricing, could adversely affect the Company’s results of operations.

In addition to the regulatory regime applicable to operations in Canada, the Company is increasing its operations in the United States, and is therefore increasingly subject to rules and regulations related to the U.S. transportation industry, including regulation from various federal, state and local agencies, including the Department of Transportation (“DOT”) (in part through the Federal Motor Carrier Safety Administration (“FMCSA”)), the Environmental Protection Agency (“EPA”) and the Department of Homeland Security. Drivers must, both in Canada and the United States, comply with safety and fitness regulations, including those relating to drug and alcohol testing, driver safety performance and hours of service. Weight and dimensions, exhaust emissions and fuel efficiency are also subject to government regulation. The Company may also become subject to new or more restrictive regulations relating to fuel efficiency, exhaust emissions, hours of service, drug and alcohol testing, ergonomics, on-board reporting of operations, collective bargaining, security at ports, speed limitations, driver training and other matters affecting safety or operating methods.

Management’s Discussion and Analysis

In the United States, there are currently two methods of evaluating the safety and fitness of carriers: the Compliance, Safety, Accountability (“CSA”) program, which evaluates and ranks fleets on certain safety-related standards by analyzing data from recent safety events and investigation results, and the DOT safety rating, which is based on an on-site investigation and affects a carrier’s ability to operate in interstate commerce. Additionally, the FMCSA has proposed rules in the past that would change the methodologies used to determine carrier safety and fitness.

Under the CSA program, carriers are evaluated and ranked against their peers based on seven categories of safety-related data. The seven categories of safety-related data currently include Unsafe Driving, Hours-of-Service Compliance, Driver Fitness, Controlled Substances/Alcohol, Vehicle Maintenance, Hazardous Materials Compliance and Crash Indicator (such categories known as “BASICs”). Carriers are grouped by category with other carriers that have a similar number of safety events (i.e. crashes, inspections, or violations) and carriers are ranked and assigned a rating percentile or score. If the Company were subject to any such interventions, this could have an adverse effect on the Company’s business, financial condition and results of operations. As a result, the Company’s fleet could be ranked poorly as compared to peer carriers. There is no guarantee that the Company will be able to maintain its current safety ratings or that it will not be subject to interventions in the future. The Company recruits first-time drivers to be part of its fleet, and these drivers may have a higher likelihood of creating adverse safety events under CSA. The occurrence of future deficiencies could affect driver recruitment in the United States by causing high-quality drivers to seek employment with other carriers or limit the pool of available drivers or could cause the Company’s customers to direct their business away from the Company and to carriers with higher fleet safety rankings, either of which would materially adversely affect the Company’s business, financial condition and results of operations. In addition, future deficiencies could increase the Company’s insurance expenses. Additionally, competition for drivers with favorable safety backgrounds may increase, which could necessitate increases in driver-related compensation costs. Further, the Company may incur greater than expected expenses in its attempts to improve unfavorable scores.

In December 2016, the FMCSA issued a final rule establishing a national clearinghouse for drug and alcohol testing results and requiring motor carriers and medical review officers to provide records of violations by commercial drivers of FMCSA drug and alcohol testing requirements. Motor carriers in the United States will be required to query the clearinghouse to ensure drivers and driver applicants do not have violations of federal drug and alcohol testing regulations that prohibit them from operating commercial motor vehicles. The final rule became effective on January 4, 2017, with a compliance date of January 6, 2020. In December 2019, however, the FMCSA announced a final rule extending by three years the date for state driver’s licensing agencies to comply with certain requirements. The December 2016 commercial driver’s license rule required states to request information from the clearinghouse about individuals prior to issuing, renewing, upgrading or transferring a commercial driver’s license. This new action will allow states’ compliance with the requirement, which was set to begin January 2020, to be delayed until January 2023. The compliance date of January 2020 remained in place for all other requirements set forth in the clearinghouse final rule, however. Upon implementation, the rule may reduce the number of available drivers in an already constrained driver market. Pursuant to a new rule finalized by the FMCSA, effective November 2021, states are required to query the clearinghouse when issuing, renewing, transferring, or upgrading a commercial drivers license and must revoke a driver’s commercial driving privileges if such driver is prohibited from driving a motor vehicle for one or more drug or alcohol violations.

In addition, other rules have been proposed or made final by the FMCSA, including (i) a rule requiring the use of speed-limiting devices on heavy-duty tractors to restrict maximum speeds, which was proposed in 2016, and (ii) a rule setting out minimum driver training standards for new drivers applying for commercial driver’s licenses for the first time and to experienced drivers upgrading their licenses or seeking a hazardous materials endorsement, which was made final in December 2016 with a compliance date in February 2020 (FMCSA officials delayed implementation of the final rule by two years). In July 2017, the DOT announced that it would no longer pursue a speed limiter rule, but left open the possibility that it could resume such a pursuit in the future. In May 2021, however, a bill was reintroduced in the U.S. House of Representatives that would require commercial motor vehicles with gross weight exceeding 26,000 pounds to eb equipped with a speed limiting device, prohibiting speeds greater than 65 miles per hour. Whether the bill will become law is uncertain. The effect of these rules, to the extent they become effective, could result in a decrease in fleet production and/or driver availability, either of which could materially adversely affect the Company’s business, financial condition and results of operations.

The Company’s subsidiaries with U.S. operating authority currently have a satisfactory DOT rating, which is the highest available rating under the current safety rating scale. If the Company’s subsidiaries with U.S. operating authority were to receive a conditional or unsatisfactory DOT safety rating, it could materially adversely affect the Company’s business, financial condition and results of operations as customer contracts may require a satisfactory DOT safety rating, and a conditional or unsatisfactory rating could materially adversely affect or restrict the Company’s operations and increase the Company’s insurance costs.

The FMCSA has proposed regulations that would modify the existing rating system and the safety labels assigned to motor carriers evaluated by the DOT. Under regulations that were proposed in 2016, the methodology for determining a carrier’s DOT safety rating would be expanded to include the on-road safety performance of the carrier’s drivers and equipment, as well as results obtained from investigations. Exceeding certain thresholds based on such performance or results would cause a carrier to receive an unfit safety rating. The proposed regulations were withdrawn in March 2017, but the FMCSA noted that a similar process may be initiated in the future. If similar regulations were enacted and the Company were to receive an unfit or other negative safety rating, the Company’s business would be materially adversely affected in the same manner as if it received a conditional or unsatisfactory safety rating under the current regulations. In addition, poor safety performance could lead to increased risk of liability, increased insurance, maintenance and

Management’s Discussion and Analysis

equipment costs and potential loss of customers, which could materially adversely affect the Company’s business, financial condition and results of operations. The FMCSA has also indicated that it is in the early phases of a new study on the causation of large truck crashes. Although it remains unclear whether such a study will ultimately be completed, the results of such study could spur further proposed and/or final rules regarding safety and fitness in the United States.

From time to time, the FMCSA proposes and implements changes to regulations impacting hours-of-service. Such changes can negatively impact the Company’s productivity and affect its operations and profitability by reducing the number of hours per day or week the Company’s U.S. drivers and independent contractors may operate and/or disrupt the Company’s network. However, in August 2019, the FMCSA issued a proposal to make changes to its hours-of-service rules that would allow U.S. truck drivers more flexibility with their 30-minute rest break and with dividing their time in the sleeper berth. It also would extend by two hours the duty time for U.S. drivers encountering adverse weather, and extend the shorthaul exemption by lengthening the drivers’ maximum on-duty period from 12 hours to 14 hours. In June 2020, the FMCSA adopted a final rule substantially as proposed, which became effective in September 2020. Certain industry groups have challenged these rules in U.S. courts, and it remains unclear what, if anything, will come from such challenges. Any future changes to U.S. hours-of-service regulations could materially and adversely affect the Company’s operations and profitability.

The U.S. National Highway Traffic Safety Administration, the EPA and certain U.S. states, including California, have adopted regulations that are aimed at reducing tractor emissions and/or increasing fuel economy of the equipment the Company uses. Certain of these regulations are currently effective, with stricter emission and fuel economy standards becoming effective over the next several years. Other regulations have been proposed in the United States that would similarly increase these standards. U.S. federal and state lawmakers and regulators have also adopted or are considering a variety of other climate-change legal requirements related to carbon emissions and greenhouse gas emissions. These legal requirements could potentially limit carbon emissions within certain states and municipalities in the United States. Certain of these legal requirements restrict the location and amount of time that diesel-powered tractors (like the Company’s) may idle, which may force the Company to purchase on-board power units that do not require the engine to idle or to alter the Company’s drivers’ behavior, which might result in a decrease in productivity and/or an increase in driver turnover. All of these regulations have increased, and may continue to increase, the cost of new tractors and trailers and may require the Company to retrofit certain of its tractors and trailers, may increase its maintenance costs, and could impair equipment productivity and increase the Company’s operating costs, particularly if such costs are not offset by potential fuel savings. The occurrence of any of these adverse effects, combined with the uncertainty as to the reliability of the newly-designed diesel engines and the residual values of the Company’s equipment, could materially adversely affect the Company’s business, financial condition and results of operations. Furthermore, any future regulations that impose restrictions, caps, taxes or other controls on emissions of greenhouse gases could adversely affect the Company’s operations and financial results. The Company cannot predict the extent to which its operations and productivity will be impacted by any future regulations. The Company will continue monitoring its compliance with U.S. federal and state environmental regulations.

In March 2014, the U.S. Ninth Circuit Court of Appeals (the “Ninth Circuit”) held that the application of California state wage and hour laws to interstate truck drivers is not pre-empted by U.S. federal law. The case was appealed to the U.S. Supreme Court, which denied certiorari in May 2015, and accordingly, the Ninth Circuit decision stood. However, in December 2018, the FMCSA granted a petition filed by the American Trucking Associations determining that federal law pre-empts California’s wage and hour laws, and interstate truck drivers are not subject to such laws. The FMCSA’s decision was appealed by labor groups and multiple lawsuits were filed in U.S. courts seeking to overturn the decision. I January 2021, however, the Ninth Circuit upheld the FMCSA’s determination that U.S. federal law does pre-empt California’s meal and rest break laws, as applied to drivers of property-carrying commercial motor vehicles. Other current and future U.S. state and local wage and hour laws, including laws related to employee meal breaks and rest periods, may vary significantly from U.S. federal law. Further, driver piece rate compensation, which is an industry standard, has been attacked as non-compliant with state minimum wage laws. As a result, the Company, along with other companies in the industry, is subject to an uneven patchwork of wage and hour laws throughout the United States. In addition, the uncertainty with respect to the practical application of wage and hour laws are, and in the future may be, resulting in additional costs for the Company and the industry as a whole, and a negative outcome with respect to any of the above-mentioned lawsuits could materially affect the Company. If U.S. federal legislation is not passed pre-empting state and local wage and hour laws, the Company will either need to continue complying with the most restrictive state and local laws across its entire fleet in the United States, or revise its management systems to comply with varying state and local laws. Either solution could result in increased compliance and labor costs, driver turnover, decreased efficiency and increased risk of non-compliance. In April 2016, the Food and Drug Administration (“FDA”) published a final rule establishing requirements for shippers, loaders, carriers by motor vehicle and rail vehicle, and receivers engaged in the transportation of food, to use sanitary transportation practices to ensure the safety of the food they transport as part of the FSMA. This rule sets forth requirements related to (i) the design and maintenance of equipment used to transport food, (ii) the measures taken during food transportation to ensure food safety, (iii) the training of carrier personnel in sanitary food transportation practices, and (iv) maintenance and retention of records of written procedures, agreements, and training related to the foregoing items. These requirements took effect for larger carriers in April 2017 and apply to the Company when it acts as a carrier or as a broker. If the Company is found to be in violation of applicable laws or regulations related to the FSMA or if the Company transports food or goods that are contaminated or are found to cause illness and/or death, the Company could be subject to substantial fines, lawsuits, penalties and/or criminal and civil liability, any of which could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Management’s Discussion and Analysis

Changes in existing regulations and implementation of new regulations, such as those related to trailer size limits, emissions and fuel economy, hours of service, mandating ELDs and drug and alcohol testing in Canada, the United States and Mexico, could increase capacity in the industry or improve the position of certain competitors, either of which could negatively impact pricing and volumes or require additional investments by the Company. The short-term and long-term impacts of changes in legislation or regulations are difficult to predict and could materially adversely affect the Company’s results of operations.

The right to continue to hold applicable licenses and permits is generally subject to maintaining satisfactory compliance with regulatory and safety guidelines, policies and laws. Although the Company is committed to compliance with laws and safety, there is no assurance that it will be in full compliance with them at all times. Consequently, at some future time, the Company could be required to incur significant costs to maintain or improve its compliance record.

United States and Mexican operations. A significant portion of the Company’s revenue is derived from operations in the United States and transportation to and from Mexico. The Company’s international operations are subject to a variety of risks, including fluctuations in foreign currencies, changes in the economic strength or greater volatility in the economies of foreign countries in which the Company does business, difficulties in enforcing contractual rights and intellectual property rights, compliance burdens associated with export and import laws, theft or vandalism, and social, political and economic instability. The Company’s international operations could be adversely affected by restrictions on travel. Additional risks associated with the Company’s international operations include restrictive trade policies, imposition of duties, changes to trade agreements and other treaties, taxes or government royalties by foreign governments, adverse changes in the regulatory environments, including in tax laws and regulations, of the foreign countries in which the Company does business, compliance with anti-corruption and anti-bribery laws, restrictions on the withdrawal of foreign investments, the ability to identify and retain qualified local managers and the challenge of managing a culturally and geographically diverse operation. The Company cannot guarantee compliance with all applicable laws, and violations could result in substantial fines, sanctions, civil or criminal penalties, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect the Company’s results of operations.

The current United States Presidential Administration provided informal guidance that it is in favor of certain changes to U.S. tax law, including increasing the corporate tax rate from its current rate of 21%. In the event that the corporate tax rate is increased, the Company’s financial position, and financial results from its United States operations may be adversely affected.

The implementation of tariffs or quotas or changes to certain trade agreements could, among other things, increase the costs of the materials used by the Company’s suppliers to produce new revenue equipment or increase the price of fuel. Such cost increases for the Company’s revenue equipment suppliers would likely be passed on to the Company, and to the extent fuel prices increase, the Company may not be able to fully recover such increases through rate increases or the Company’s fuel surcharge program, either of which could have a material adverse effect on the Company’s business.

The United States-Mexico-Canada Agreement (“USMCA”) entered into effect in July 2020. The USMCA is designed to modernize food and agriculture trade, advance rules of origin for automobiles and trucks, and enhance intellectual property protections, among other matters, according to the Office of the U.S. Trade Representative. It is difficult to predict at this stage what could be the impact of the USMCA on the economy, including the transportation industry. However, given the amount of North American trade that moves by truck it could have a significant impact on supply and demand in the transportation industry, and could adversely impact the amount, movement and patterns of freight transported by the Company.

The U.S. Department of Treasury has broad authority to issue regulations and interpretative guidance that may significantly impact how the Company will apply the law and impact the Company’s results of operations in future periods. The timing and scope of such regulations and interpretative guidance are uncertain. In addition, there is a risk that states within the United States or foreign jurisdictions may amend their tax laws in response to these tax reforms, which could have a material adverse effect on the Company’s results.

In addition, if the Company is unable to maintain its Free and Secure Trade (“FAST”) and U.S. Customs Trade Partnership Against Terrorism (“C-TPAT”) certification statuses, it may have significant border delays, which could cause its cross-border operations to be less efficient than those of competitor carriers that obtain or continue to maintain FAST and C-TPAT certifications.

Operating Environment and Seasonality. The Company is exposed to the following factors, among others, affecting its operating environment:

•
the Company’s future insurance and claims expense, including the cost of its liability insurance premiums and the number and dollar amount of claims, may exceed historical levels, which would require the Company to incur additional costs and could reduce the Company’s earnings;
•
a decline in the demand for used revenue equipment could result in decreased equipment sales, lower resale values and lower gains (or recording losses) on sales of assets;
•
tractor and trailer vendors may reduce their manufacturing output in response to lower demand for their products in economic downturns or shortages of component parts, including the current shortage of semiconductors and other components and supplies, such as steel, which may materially adversely affect the Company’s ability to purchase a quantity of new revenue equipment that is sufficient to sustain its desired growth rate and negatively impact the Company’s financial results if it incurs higher costs to purchase tractors and trailers; and

Management’s Discussion and Analysis

•
increased prices for new revenue equipment, design changes of new engines, reduced equipment efficiency resulting from new engines designed to reduce emissions, or decreased availability of new revenue equipment.

The Company’s tractor productivity decreases during the winter season because inclement weather impedes operations and some shippers reduce their shipments after the winter holiday season. Revenue may also be adversely affected by inclement weather and holidays, since revenue is directly related to available working days of shippers. At the same time, operating expenses increase and fuel efficiency declines because of engine idling and harsh weather creating higher accident frequency, increased claims and higher equipment repair expenditures. The Company may also suffer from weather-related or other unforeseen events such as tornadoes, hurricanes, blizzards, ice storms, floods, and fires, which may increase in frequency and severity due to climate change, as well as other man-made disasters. These events may disrupt fuel supplies, increase fuel costs, disrupt freight shipments or routes, affect regional economies, damage or destroy the Company’s assets or adversely affect the business or financial condition of the Company’s customers, any of which could materially adversely affect the Company’s results of operations or make the Company’s results of operations more volatile.

General Economic, Credit, and Business Conditions. The Company’s business is subject to general economic, credit, business and regulatory factors that are largely beyond the Company’s control, and which could have a material adverse effect on the Company’s operating results.

The Company’s industry is subject to cyclical pressures, and the Company’s business is dependent on a number of factors that may have a material adverse effect on its results of operations, many of which are beyond the Company’s control. The Company believes that some of the most significant of these factors include (i) excess tractor and trailer capacity in the transportation industry in comparison with shipping demand; (ii) declines in the resale value of used equipment; (iii) limited supply and increased cost of new and used equipment; (iv) recruiting and retaining qualified drivers; (v) strikes, work stoppages or work slowdowns at the Company’s facilities or at customer, port, border crossing or other shipping-related facilities; (vi) compliance with ongoing regulatory requirements; (vii) increases in interest rates, fuel taxes, tolls and license and registration fees; and (vii) rising healthcare and insurance and claims costs in the United States; and (ix) the impact of the COVID-19 pandemic.

The Company is also affected by (i) recessionary economic cycles, which tend to be characterized by weak demand and downward pressure on rates; (ii) changes in customers’ inventory levels and in the availability of funding for their working capital; (iii) changes in the way in which the Company’s customers choose to source or utilize the Company’s services; and (iv) downturns in customers’ business cycles, such as retail and manufacturing, where the Company has significant customer concentration. Economic conditions may adversely affect customers and their demand for and ability to pay for the Company’s services. Customers encountering adverse economic conditions represent a greater potential for loss and the Company may be required to increase its allowance for doubtful accounts.

Economic conditions that decrease shipping demand and increase the supply of available tractors and trailers can exert downward pressure on rates and equipment utilization, thereby decreasing asset productivity. The risks associated with these factors are heightened when the economy is weakened. Some of the principal risks during such times include:

•
the Company may experience a reduction in overall freight levels, which may impair the Company’s asset utilization;
•
freight patterns may change as supply chains are redesigned, resulting in an imbalance between the Company’s capacity and assets and customers’ freight demand;
•
the Company may be forced to accept more loads from freight brokers, where freight rates are typically lower, or may be forced to incur more non-revenue generating miles to obtain loads;
•
the Company may increase the size of its fleet during periods of high freight demand during which its competitors also increase their capacity, and the Company may experience losses in greater amounts than such competitors during subsequent cycles of softened freight demand if the Company is required to dispose of assets at a loss to match reduced freight demand;
•
customers may solicit bids for freight from multiple trucking companies or select competitors that offer lower rates in an attempt to lower their costs, and the Company may be forced to lower its rates or lose freight; and
•
lack of access to current sources of credit or lack of lender access to capital, leading to an inability to secure credit financing on satisfactory terms, or at all.

The Company is subject to cost increases that are outside the Company’s control that could materially reduce the Company’s profitability if it is unable to increase its rates sufficiently. Such cost increases include, but are not limited to, increases in fuel and energy prices, driver and office employee wages, purchased transportation costs, taxes, interest rates, tolls, license and registration fees, insurance premiums and claims, revenue equipment and related maintenance, and tires and other components. Strikes or other work stoppages at the Company’s service centers or at customer, port, border or other shipping locations, deterioration of Canadian, U.S. or Mexican transportation infrastructure and reduced investment in such infrastructure, or actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state or heightened security requirements could lead to wear, tear and damage to the Company’s equipment, driver dissatisfaction, reduced economic demand, reduced availability of credit, increased prices for fuel or temporary closing of the shipping locations or borders between Canada, the United States and

Management’s Discussion and Analysis

Mexico. Further, the Company may not be able to appropriately adjust its costs and staffing levels to meet changing market demands. In periods of rapid change, it is more difficult to match the Company’s staffing level to its business needs.

The Company’s operations, with the exception of its brokerage operations, are capital intensive and asset heavy. If anticipated demand differs materially from actual usage, the Company may have too many or too few assets. During periods of decreased customer demand, the Company’s asset utilization may suffer, and it may be forced to sell equipment on the open market or turn in equipment under certain equipment leases in order to right size its fleet. This could cause the Company to incur losses on such sales or require payments in connection with equipment the Company turns in, particularly during times of a softer used equipment market, either of which could have a material adverse effect on the Company’s profitability.

Although the Company’s business volume is not highly concentrated, its customers’ financial failures or loss of customer business may materially adversely affect the Company. If the Company were unable to generate sufficient cash from operations, it would need to seek alternative sources of capital, including financing, to meet its capital requirements. In the event that the Company were unable to generate sufficient cash from operations or obtain financing on favorable terms in the future, it may have to limit its fleet size, enter into less favorable financing arrangements or operate its revenue equipment for longer periods, any of which could have a materially adverse effect on its profitability.

Coronavirus and its variants (“COVID-19”) outbreak or other similar outbreaks. The recent outbreak of COVID-19, and any other outbreaks of contagious diseases or other adverse public health developments, could have a materially adverse effect on the Company’s financial condition, liquidity, results of operations, and cash flows. The outbreak of COVID-19 has resulted in governmental authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, increased border and port controls and closures, and shutdowns. There is considerable uncertainty regarding such measures and potential future measures, including vaccine, testing and masks mandates, all of which could limit the Company’s ability to meet customer demand, as well as reduce customer demand. Furthermore, government vaccine, testing, and mask mandates may increase the Company’s turnover and make recruiting more difficult, particularly among the Company’s driver personnel.

Certain of the Company’s office personnel have been working remotely, which could disrupt to a certain extent the Company’s management, business, finance, and financial reporting teams. The Company may experience an increase in absences or terminations among its driver and non-driver personnel due to the outbreak of COVID-19, which could have a materially adverse effect on the Company’s operating results. Further, the Company’s operations, particularly in areas of increased COVID-19 infections, could be disrupted resulting in a negative impact on the Company’s operations and results.

The outbreak of COVID-19 has significantly increased uncertainty. Risks related to a slowdown or recession are described in the Company’s risk factor titled “General Economic, Credit and Business Conditions”.

Short-term and long-term developments related to COVID-19 have been unpredictable and the extent to which further developments could impact the Company’s operations, financial condition, access to credit, liquidity, results of operations, and cash flows is highly uncertain. Such developments may include the geographic spread and duration of the virus, the distribution and availability of vaccines, vaccine hesitancy, the severity of the disease and the actions that may be taken by various governmental authorities and other third parties in response to the outbreak.

In November 2021, the U.S. Department of Labor’s Occupational Safety and Health Administration (“OSHA”) published an emergency temporary standard requiring all employers within the U.S. with over 100 employees to ensure that their employees are fully vaccinated or, in the alternative, to ensure that all unvaccinated employees return a negative COVID-19 test at least once a week before coming to work. However, the United States Supreme Court blocked this emergency temporary standard from coming into effect.

Effective January 2022, the Canadian government is prohibiting unvaccinated foreigners, including U.S. citizens, from crossing the border. Effective January 2022, the U.S. Government is prohibiting unvaccinated foreigners, including Canadian citizens, from crossing the U.S.-Canada border and the U.S.-Mexico border. The effect of these border requirements, in addition to any other vaccine, testing, or mask mandates that go into effect may, amongst other things, (i) cause the Company’s employees to go to smaller employers, especially if any future mandates are only subject to larger employers, or leave the trucking industry altogether, (ii) result in logistical issues, increased expenses, and operational issues resulting from ensuring compliance with such mandates, such as the costs of arranging for COVID-19 tests for the Company’s unvaccinated employees, especially for the Company’s unvaccinated drivers, (iii) result in increased costs relating to recruiting and training of drivers, and (iv) result in decreased revenue and other operational issues if we are unable to recruit and retain drivers. Any such vaccine, testing, or mask mandate that is interpreted as to apply to commercial drivers would significantly reduce the pool of drivers available to us and the industry as a whole, exacerbating the current driver shortage even further. Accordingly, any vaccine, testing, or mask mandate, to the extent that it goes into effect, may have a material adverse effect on the Company’s business, the Company’s operations, and the Company’s financial condition and position.

Interest Rate Fluctuations. Future cash flows related to variable-rate financial liabilities could be impacted by changes in benchmark rates such as Bankers’ Acceptance or secured overnight financing rate published by the Federal Reserve Bank of New York ("SOFR"). In addition, the Company is exposed to gains and losses arising from changes in interest rates through its derivative financial instruments carried at fair value.

Management’s Discussion and Analysis

Currency Fluctuations. The Company’s financial results are reported in U.S. dollars and a large portion of the Company’s revenue and operating costs are realized in currencies other than the U.S. dollar, primarily the Canadian dollar. The exchange rates between these currencies and the U.S. dollar have fluctuated in recent years and will likely continue to do so in the future. It is not possible to mitigate all exposure to fluctuations in foreign currency exchange rates. The results of operations are therefore affected by movements of these currencies against the U.S. dollar.

Price and Availability of Fuel. Fuel is one of the Company’s largest operating expenses. Diesel fuel prices fluctuate greatly due to factors beyond the Company’s control, such as political events, commodity futures trading, currency fluctuations, natural and man-made disasters, terrorist activities and armed conflicts, any of which may lead to an increase in the cost of fuel. Fuel prices are also affected by the rising demand for fuel in developing countries and could be materially adversely affected by the use of crude oil and oil reserves for purposes other than fuel production and by diminished drilling activity. Such events may lead not only to increases in fuel prices, but also to fuel shortages and disruptions in the fuel supply chain. Because the Company’s operations are dependent upon diesel fuel, significant diesel fuel cost increases, shortages or supply disruptions could have a material adverse effect on the Company’s business, financial condition and results of operations.

While the Company has fuel surcharge programs in place with a majority of the Company’s customers, which historically have helped the Company offset the majority of the negative impact of rising fuel prices, the Company also incurs fuel costs that cannot be recovered even with respect to customers with which the Company maintains fuel surcharge programs, such as those associated with non-revenue generating miles or time when the Company’s engines are idling. Moreover, the terms of each customer’s fuel surcharge program vary from one division to another, and the recoverability for fuel price increases varies as well. In addition, because the Company’s fuel surcharge recovery lags behind changes in fuel prices, the Company’s fuel surcharge recovery may not capture the increased costs the Company pays for fuel, especially when prices are rising. This could lead to fluctuations in the Company’s levels of reimbursement, such as has occurred in the past. There can be no assurance that such fuel surcharges can be maintained indefinitely or that they will be fully effective.

Insurance. The Company’s operations are subject to risks inherent in the transportation sector, including personal injury, property damage, workers’ compensation and employment and other issues. The Company’s future insurance and claims expenses may exceed historical levels, which could reduce the Company’s earnings. The Company subscribes for insurance in amounts it considers appropriate in the circumstances and having regard to industry norms. Like many in the industry, the Company self-insures a significant portion of the claims exposure related to cargo loss, bodily injury, workers’ compensation and property damages. Due to the Company’s significant self-insured amounts, the Company has exposure to fluctuations in the number or severity of claims and the risk of being required to accrue or pay additional amounts if the Company’s estimates are revised or claims ultimately prove to be in excess of the amounts originally assessed. Further, the Company’s self-insured retention levels could change and result in more volatility than in recent years.

The Company holds a fully-fronted policy of CAD $10 million limit per occurrence for automobile bodily injury, property damage and commercial general liability for its Canadian Insurance Program, subject to certain exceptions. The Company retains a deductible of US $2.25 million for certain U.S. subsidiaries on their primary US $5 million limit policies for automobile bodily injury and property damage, also subject to certain exceptions, and a 50% quota share deductible for the US $5 million limit in excess of US $5 million. The Company retains a deductible of US $1 million on its primary US $5 million limit policy for certain U.S. subsidiaries for commercial general liability. The Company retains deductibles of up to US $1 million per occurrence for workers’ compensation claims. The Company’s liability coverage has a total limit of US $100 million per occurrence for both its Canadian and U.S. divisions.

Although the Company believes its aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed the Company’s aggregate coverage limits or that the Company will chose not to obtain insurance in respect of such claims. If any claim were to exceed the Company’s coverage, the Company would bear the excess, in addition to the Company’s other self-insured amounts. The Company’s results of operations and financial condition could be materially and adversely affected if (i) cost per claim or the number of claims significantly exceeds the Company’s coverage limits or retention amounts; (ii) the Company experiences a claim in excess of its coverage limits; (iii) the Company’s insurance carriers fail to pay on the Company’s insurance claims; (iv) the Company experiences a significant increase in premiums; or (v) the Company experiences a claim for which coverage is not provided, either because the Company chose not to obtain insurance as a result of high premiums or because the claim is not covered by insurance which the Company has in place.

The Company accrues the costs of the uninsured portion of pending claims based on estimates derived from the Company’s evaluation of the nature and severity of individual claims and an estimate of future claims development based upon historical claims development trends. Actual settlement of the Company’s retained claim liabilities could differ from its estimates due to a number of uncertainties, including evaluation of severity, legal costs and claims that have been incurred but not reported. Due to the Company’s high retained amounts, it has significant exposure to fluctuations in the number and severity of claims. If the Company were required to accrue or pay additional amounts because its estimates are revised or the claims ultimately prove to be more severe than originally assessed, its financial condition and results of operations may be materially adversely affected.

Management’s Discussion and Analysis

Employee Relations. With the acquisition of UPS Freight and prior Canadian acquisitions, the Company has a substantial number of unionized employees in the U.S. and Canada. Although the Company believes that its relations with its employees are satisfactory, no assurance can be given that the Company will be able to successfully extend or renegotiate the Company’s current collective agreements as they expire from time to time or that additional employees will not attempt to unionize.

The unionization of the Company’s employees in additional business units, adverse changes in terms under collective bargaining agreements, or actual or threatened strikes, work stoppages or slow downs, could have a material adverse effect on the Company’s business, customer retention, results of operations, financial condition and liquidity, and could cause significant disruption of, or inefficiencies in, its operations, because:

•
restrictive work rules could hamper the Company’s ability to improve or sustain operating efficiency or could impair the Company’s service reputation and limit its ability to provide certain services;
•
a strike or work stoppage could negatively impact the Company’s profitability and could damage customer and employee relationships;
•
shippers may limit their use of unionized trucking companies because of the threat of strikes and other work stoppages;
•
the Company could fail to extend or renegotiate its collective agreements or experience material increases in wages or benefits;
•
disputes with the Company’s unions could arise; and
•
an election and bargaining process could divert management’s time and attention from the Company’s overall objectives and impose significant expenses.

The Company’s collective agreements have a variety of expiration dates, to the last of which is in March 2028. In a small number of cases, the expiration date of the collective agreement has passed; in such cases, the Corporation is generally in the process of renegotiating the agreement. The Company cannot predict the effect which any new collective agreements or the failure to enter into such agreements upon the expiry of the current agreements may have on its operations.

The Company has limited experience with unionized employees in the U.S. There may be additional risks related to the increased number of unionized U.S. employees from the acquisition of UPS Freight. The impact the Company’s unionized operations could have on non-unionized operations is uncertain.

Drivers. Increases in driver compensation or difficulties attracting and retaining qualified drivers could have a material adverse effect on the Company’s profitability and the ability to maintain or grow the Company’s fleet.

Like many in the transportation sector, the Company experiences substantial difficulty in attracting and retaining sufficient numbers of qualified drivers. The trucking industry periodically experiences a shortage of qualified drivers. The Company believes the shortage of qualified drivers and intense competition for drivers from other transportation companies will create difficulties in maintaining or increasing the number of drivers and may negatively impact the Company’s ability to engage a sufficient number of drivers, and the Company’s inability to do so may negatively impact its operations. Further, the compensation the Company offers its drivers and independent contractor expenses are subject to market conditions, and the Company may find it necessary to increase driver and independent contractor compensation in future periods.

In addition, the Company and many other trucking companies suffer from a high turnover rate of drivers in the U.S. TL market. This high turnover rate requires the Company to continually recruit a substantial number of new drivers in order to operate existing revenue equipment. Driver shortages are exacerbated during periods of economic expansion, in which alternative employment opportunities, including in the construction and manufacturing industries, which may offer better compensation and/or more time at home, are more plentiful and freight demand increases, or during periods of economic downturns, in which unemployment benefits might be extended and financing is limited for independent contractors who seek to purchase equipment, or the scarcity or growth of loans for students who seek financial aid for driving school. In addition, enrollment at driving schools may be further limited by COVID-19 social distancing requirements, vaccine, testing, and mask mandates, and other regulatory requirements that reduces the number of eligible drivers. The lack of adequate tractor parking along some U.S. highways and congestion caused by inadequate highway funding may make it more difficult for drivers to comply with hours of service regulations and cause added stress for drivers, further reducing the pool of eligible drivers. The Company’s use of team-driven tractors for expedited shipments requires two drivers per tractor, which further increases the number of drivers the Company must recruit and retain in comparison to operations that require one driver per tractor. The Company also employs driver hiring standards, which could further reduce the pool of available drivers from which the Company would hire. If the Company is unable to continue to attract and retain a sufficient number of drivers, the Company could be forced to, among other things, adjust the Company’s compensation packages, increase the number of the Company’s tractors without drivers or operate with fewer trucks and face difficulty meeting shipper demands, any of which could adversely affect the Company’s growth and profitability.

Independent Contractors. The Company’s contracts with U.S. independent contractors are governed by U.S. federal leasing regulations, which impose specific requirements on the Company and the independent contractors. If more stringent state or U.S. federal leasing regulations are adopted, U.S.

Management’s Discussion and Analysis

independent contractors could be deterred from becoming independent contractor drivers, which could materially adversely affect the Company’s goal of maintaining its current fleet levels of independent contractors.

The Company provides financing to certain qualified Canadian independent contractors and financial guarantees to a small number of U.S. independent contractors. If the Company were unable to provide such financing or guarantees in the future, due to liquidity constraints or other restrictions, it may experience a decrease in the number of independent contractors it is able to engage. Further, if independent contractors the Company engages default under or otherwise terminate the financing arrangements and the Company is unable to find replacement independent contractors or seat the tractors with its drivers, the Company may incur losses on amounts owed to it with respect to such tractors.

Pursuant to the Company’s fuel surcharge program with independent contractors, the Company pays independent contractors with which it contracts a fuel surcharge that increases with the increase in fuel prices. A significant increase or rapid fluctuation in fuel prices could cause the Company’s costs under this program to be higher than the revenue the Company receives under its customer fuel surcharge programs.

U.S. tax and other regulatory authorities, as well as U.S. independent contractors themselves, have increasingly asserted that U.S. independent contractor drivers in the trucking industry are employees rather than independent contractors, and the Company’s classification of independent contractors has been the subject of audits by such authorities from time to time. U.S. federal and state legislation has been introduced in the past that would make it easier for tax and other authorities to reclassify independent contractors as employees, including legislation to increase the recordkeeping requirements for those that engage independent contractor drivers and to increase the penalties for companies who misclassify their employees and are found to have violated employees’ overtime and/or wage requirements. The most recent example being the Protecting the Rights to Organize (“PRO”) Act, which was passed by the U.S. House of Representatives and received by the U.S. Senate in March 2021 and remains with the U.S. Senate’s Committee on Health, Education, Labor, and Pensions. The PRO Act proposes to apply the “ABC Test” (described below) for classifying workers under Federal Fair Labor Standards Act claims. It is unknown whether any of the proposed legislation will become law or whether any industry-based exemptions from any resulting law will be granted. Additionally, U.S. federal legislators have sought to abolish the current safe harbor allowing taxpayers meeting certain criteria to treat individuals as independent contractors if they are following a long-standing, recognized practice, to extend the U.S. Fair Labor Standards Act to independent contractors and to impose notice requirements based on employment or independent contractor status and fines for failure to comply. Some U.S. states have put initiatives in place to increase their revenue from items such as unemployment, workers’ compensation and income taxes, and a reclassification of independent contractors as employees would help states with this initiative. Further, courts in certain U.S. states have issued decisions that could result in a greater likelihood that independent contractors would be judicially classified as employees in such states.

In September 2019, California enacted a new law, A.B. 5 (“AB5”), that made it more difficult for workers to be classified as independent contractors (as opposed to employees). AB5 provides that the three-pronged “ABC Test” must be used to determine worker classifications in wage order claims. Under the ABC Test, a worker is presumed to be an employee and the burden to demonstrate their independent contractor status is on the hiring company through satisfying all three of the following criteria: (a) the worker is free from control and direction in the performance of services; (b) the worker is performing work outside the usual course of the business of the hiring company; and (c) the worker is customarily engaged in an independently established trade, occupation, or business. How AB5 will be enforced is still to be determined. In January 2021, however, the California Supreme Court ruled that the ABC Test could apply retroactively to all cases not yet final as of the date the original decision was rendered, April 2018. While it was set to enter into effect in January 2020, a U.S. federal judge in California issued a preliminary injunction barring the enforcement of AB5 on the trucking industry while the California Trucking Association (“CTA”) moves forward with its suit seeking to invalidate AB5. The Ninth Circuit rejected the reasoning behind the injunction in April 2021, ruling that AB5 is not pre-empted by U.S. federal law, but granted a stay of the AB5 mandate in June 2021 (preventing its application and temporarily continuing the injunction) while the CTA petitioned the United States Supreme Court (the “Supreme Court”) to review the decision. In November 2021, the Supreme Court requested that the U.S. solicitor general weigh in on the case. The injunction will remain in place until the Supreme Court makes a decision on whether to proceed in hearing the case. While the stay of the AB5 mandate provides temporary relief to the enforcement of AB5, it remains unclear how long such relief will last, and whether the CTA will ultimately be successful in invalidating the law. It is also possible AB5 will spur similar legislation in states other than California, which could adversely affect the Company’s results of operations and profitability.

U.S. class action lawsuits and other lawsuits have been filed against certain members of the Company’s industry seeking to reclassify independent contractors as employees for a variety of purposes, including workers’ compensation and health care coverage. In addition, companies that use lease purchase independent contractor programs, such as the Company, have been more susceptible to reclassification lawsuits, and several recent decisions have been made in favor of those seeking to classify independent contractor truck drivers as employees. U.S. taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. If the independent contractors with whom the Company contracts are determined to be employees, the Company would incur additional exposure under U.S. federal and state tax, workers’ compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings, and the Company’s business, financial condition and results of operations could be materially adversely affected. The Company has settled certain class action cases in Massachusetts and California in the past with independent contractors who alleged they were misclassified.

Management’s Discussion and Analysis

Acquisitions and Integration Risks. Historically, acquisitions have been a part of the Company’s growth strategy. The Company may not be able to successfully integrate acquisitions into the Company’s business, or may incur significant unexpected costs in doing so. Further, the process of integrating acquired businesses may be disruptive to the Company’s existing business and may cause an interruption or reduction of the Company’s business as a result of the following factors, among others:

•
loss of drivers, key employees, customers or contracts;
•
possible inconsistencies in or conflicts between standards, controls, procedures and policies among the combined companies and the need to implement company-wide financial, accounting, information technology and other systems;
•
failure to maintain or improve the safety or quality of services that have historically been provided;
•
inability to retain, integrate, hire or recruit qualified employees;
•
unanticipated environmental or other liabilities;
•
risks of entering new markets or business offerings in which we have had no or only limited prior experience;
•
failure to coordinate geographically dispersed organizations; and
•
the diversion of management’s attention from the Company’s day-to-day business as a result of the need to manage any disruptions and difficulties and the need to add management resources to do so.

Given the nature and size of UPS Freight, as well as the structure of the acquisition as a carveout from UPS, the acquisition of UPS Freight presents the following risks, in addition to risks noted elsewhere in these risk factors:

•
a large portion of the business of UPS Freight prior to the acquisition was with affiliates of UPS. While there are transportation service agreements in effect with such affiliates of UPS, such affiliates may decide to reduce or eliminate business with the Company in the future and we have limited contractual protections to prevent the loss of such business;
•
some of the information and operating systems of UPS Freight were integrated with UPS prior to the acquisition. The Company is in the process of transitioning such systems and could experience disruptions during the transition or difficulty or delay in building its systems and personnel to operate them;
•
the Company had limited experience in the U.S. LTL market prior to the acquisition and we may be unsuccessful in integrating UPS Freight and operating it profitably;
•
given the size and complexity of the acquired U.S. LTL operations of UPS Freight, management’s attention may be diverted from other areas of the Company; and
•
the Company acquired a substantial number of unionized U.S. employees in the acquisition and unionized employees present significant risks.

Anticipated cost savings, synergies, revenue enhancements or other benefits from any acquisitions that the Company undertakes may not materialize in the expected timeframe or at all. The Company’s estimated cost savings, synergies, revenue enhancements and other benefits from acquisitions are subject to a number of assumptions about the timing, execution and costs associated with realizing such synergies. Such assumptions are inherently uncertain and are subject to a wide variety of significant business, economic and competition risks. There can be no assurance that such assumptions will turn out to be correct and, as a result, the amount of cost savings, synergies, revenue enhancements and other benefits the Company actually realizes and/or the timing of such realization may differ significantly (and may be significantly lower) from the ones the Company estimated, and the Company may incur significant costs in reaching the estimated cost savings, synergies, revenue enhancements or other benefits. Further, management of acquired operations through a decentralized approach may create inefficiencies or inconsistencies.

Many of the Company’s recent acquisitions have involved the purchase of stock of existing companies. These acquisitions, as well as acquisitions of substantially all of the assets of a company, may expose the Company to liability for actions taken by an acquired business and its management before the Company’s acquisition. The due diligence the Company conducts in connection with an acquisition and any contractual guarantees or indemnities that the Company receives from the sellers of acquired companies may not be sufficient to protect the Company from, or compensate the Company for, actual liabilities. The representations made by the sellers expire at varying periods after the closing. A material liability associated with an acquisition, especially where there is no right to indemnification, could adversely affect the Company’s results of operations, financial condition and liquidity.

The Company continues to review acquisition and investment opportunities in order to acquire companies and assets that meet the Company’s investment criteria, some of which may be significant. Depending on the number of acquisitions and investments and funding requirements, the Company may need to raise substantial additional capital and increase the Company’s indebtedness. Instability or disruptions in the capital markets, including credit markets, or the deterioration of the Company’s financial condition due to internal or external factors, could restrict or prohibit access to the capital markets and could also increase the Company’s cost of capital. To the extent the Company raises additional capital through the sale of equity, equity-linked or convertible debt securities, the issuance of such securities could result in dilution to the Company’s existing shareholders. If the Company raises additional funds through the issuance of debt securities, the terms of such debt could impose additional restrictions and costs on the Company’s operations. Additional capital, if required, may not be available on acceptable terms or at all. If the Company is unable to obtain additional capital at a reasonable cost, the Company may be required to forego potential acquisitions, which could impair the execution of the Company’s growth strategy.

Management’s Discussion and Analysis

The Company routinely evaluates its operations and considers opportunities to divest certain of its assets. In addition, the Company faces competition for acquisition opportunities. This external competition may hinder the Company’s ability to identify and/or consummate future acquisitions successfully. There is also a risk of impairment of acquired goodwill and intangible assets. This risk of impairment to goodwill and intangible assets exists because the assumptions used in the initial valuation, such as interest rates or forecasted cash flows, may change when testing for impairment is required.

There is no assurance that the Company will be successful in identifying, negotiating, consummating or integrating any future acquisitions. If the Company does not make any future acquisitions, or divests certain of its operations, the Company’s growth rate could be materially and adversely affected. Any future acquisitions the Company does undertake could involve the dilutive issuance of equity securities or the incurring of additional indebtedness.

Growth. There is no assurance that in the future, the Company’s business will grow substantially or without volatility, nor is there any assurance that the Company will be able to effectively adapt its management, administrative and operational systems to respond to any future growth. Furthermore, there is no assurance that the Company’s operating margins will not be adversely affected by future changes in and expansion of its business or by changes in economic conditions or that it will be able to sustain or improve its profitability in the future.

Environmental Matters. The Company uses storage tanks at certain of its Canadian and U.S. transportation terminals. Canadian and U.S. laws and regulations generally impose potential liability on the present and former owners or occupants or custodians of properties on which contamination has occurred, as well as on parties who arranged for the disposal of waste at such properties. Although the Company is not aware of any contamination which, if remediation or clean-up were required, would have a material adverse effect on it, certain of the Company’s current or former facilities have been in operation for many years and over such time, the Company or the prior owners, operators or custodians of the properties may have generated and disposed of wastes which are or may be considered hazardous. Liability under certain of these laws and regulations may be imposed on a joint and several basis and without regard to whether the Company knew of, or was responsible for, the presence or disposal of these materials or whether the activities giving rise to the contamination was legal when it occurred. In addition, the presence of those substances, or the failure to properly dispose of or remove those substances, may adversely affect the Company’s ability to sell or rent that property. If the Company incurs liability under these laws and regulations and if it cannot identify other parties which it can compel to contribute to its expenses and who are financially able to do so, it could have a material adverse effect on the Company’s financial condition and results of operations. There can be no assurance that the Company will not be required at some future date to incur significant costs or liabilities pursuant to environmental laws, or that the Company’s operations, business or assets will not be materially affected by current or future environmental laws.

The Company’s transportation operations and its properties are subject to extensive and frequently-changing federal, provincial, state, municipal and local environmental laws, regulations and requirements in Canada, the United States and Mexico relating to, among other things, air emissions, the management of contaminants, including hazardous substances and other materials (including the generation, handling, storage, transportation and disposal thereof), discharges and the remediation of environmental impacts (such as the contamination of soil and water, including ground water). A risk of environmental liabilities is inherent in transportation operations, historic activities associated with such operations and the ownership, management and control of real estate.

Environmental laws may authorize, among other things, federal, provincial, state and local environmental regulatory agencies to issue orders, bring administrative or judicial actions for violations of environmental laws and regulations or to revoke or deny the renewal of a permit. Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation and injunctive relief. These agencies may also, among other things, revoke or deny renewal of the Company’s operating permits, franchises or licenses for violations or alleged violations of environmental laws or regulations and impose environmental assessment, removal of contamination, follow up or control procedures.

Environmental Contamination. The Company could be subject to orders and other legal actions and procedures brought by governmental or private parties in connection with environmental contamination, emissions or discharges. If the Company is involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances the Company transports, if soil or groundwater contamination is found at the Company’s current or former facilities or results from the Company’s operations, or if the Company is found to be in violation of applicable laws or regulations, the Company could be subject to cleanup costs and liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on the Company’s business and operating results.

Key Personnel. The future success of the Company will be based in large part on the quality of the Company’s management and key personnel. The Company’s management and key personal possess valuable knowledge about the transportation and logistics industry and their knowledge of and relationships with the Company’s key customers and vendors would be difficult to replace. The loss of key personnel could have a negative effect on the Company. There can be no assurance that the Company will be able to retain its current key personnel or, in the event of their departure, to develop or attract new personnel of equal quality.

Dependence on Third Parties. Certain portions of the Company’s business are dependent upon the services of third-party capacity providers, including other transportation companies. For that portion of the Company’s business, the Company does not own or control the transportation assets that deliver

Management’s Discussion and Analysis

the customers’ freight, and the Company does not employ the people directly involved in delivering the freight. This reliance could cause delays in reporting certain events, including recognizing revenue and claims. These third-party providers seek other freight opportunities and may require increased compensation in times of improved freight demand or tight trucking capacity. The Company’s inability to secure the services of these third parties could significantly limit the Company’s ability to serve its customers on competitive terms. Additionally, if the Company is unable to secure sufficient equipment or other transportation services to meet the Company’s commitments to its customers or provide the Company’s services on competitive terms, the Company’s operating results could be materially and adversely affected. The Company’s ability to secure sufficient equipment or other transportation services is affected by many risks beyond the Company’s control, including equipment shortages in the transportation industry, particularly among contracted carriers, interruptions in service due to labor disputes, changes in regulations impacting transportation and changes in transportation rates.

Loan Default. The agreements governing the Company’s indebtedness, including the Credit Facility and the Term Loan, contain certain restrictions and other covenants relating to, among other things, funded debt, distributions, liens, investments, acquisitions and dispositions outside the ordinary course of business and affiliate transactions. If the Company fails to comply with any of its financing arrangement covenants, restrictions and requirements, the Company could be in default under the relevant agreement, which could cause cross-defaults under other financing arrangements. In the event of any such default, if the Company failed to obtain replacement financing or amendments to or waivers under the applicable financing arrangement, the Company may be unable to pay dividends to its shareholders, and its lenders could cease making further advances, declare the Company’s debt to be immediately due and payable, fail to renew letters of credit, impose significant restrictions and requirements on the Company’s operations, institute foreclosure procedures against their collateral, or impose significant fees and transaction costs. If debt acceleration occurs, economic conditions may make it difficult or expensive to refinance the accelerated debt or the Company may have to issue equity securities, which would dilute share ownership. Even if new financing is made available to the Company, credit may not be available to the Company on acceptable terms. A default under the Company’s financing arrangements could result in a materially adverse effect on its liquidity, financial condition and results of operations. As at the date hereof, the Company is in compliance with all of its debt covenants and obligations.

Credit Facilities. The Company has significant ongoing capital requirements that could affect the Company’s profitability if the Company is unable to generate sufficient cash from operations and/or obtain financing on favorable terms. The trucking industry and the Company’s trucking operations are capital intensive, and require significant capital expenditures annually. The amount and timing of such capital expenditures depend on various factors, including anticipated freight demand and the price and availability of assets. If anticipated demand differs materially from actual usage, the Company’s trucking operations may have too many or too few assets. Moreover, resource requirements vary based on customer demand, which may be subject to seasonal or general economic conditions. During periods of decreased customer demand, the Company’s asset utilization may suffer, and it may be forced to sell equipment on the open market or turn in equipment under certain equipment leases in order to right size its fleet. This could cause the Company to incur losses on such sales or require payments in connection with such turn ins, particularly during times of a softer used equipment market, either of which could have a materially adverse effect on the Company’s profitability.

The Company’s indebtedness may increase from time to time in the future for various reasons, including fluctuations in results of operations, capital expenditures and potential acquisitions. The agreements governing the Company’s indebtedness, including the Credit Facility and the Term Loan, mature on various dates, ranging from 2023 to 2036. There can be no assurance that such agreements governing the Company’s indebtedness will be renewed or refinanced, or if renewed or refinanced, that the renewal or refinancing will occur on equally favorable terms to the Company. The Company’s ability to pay dividends to shareholders and ability to purchase new revenue equipment may be adversely affected if the Company is not able to renew the Credit Facility or the Term Loan or arrange refinancing of any indebtedness, or if such renewal or refinancing, as the case may be, occurs on terms materially less favorable to the Company than at present. If the Company is unable to generate sufficient cash flow from operations and obtain financing on terms favorable to the Company in the future, the Company may have to limit the Company’s fleet size, enter into less favorable financing arrangements or operate the Company’s revenue equipment for longer periods, any of which may have a material adverse effect on the Company’s operations.

Increased prices for new revenue equipment, design changes of new engines, decreased availability of new revenue equipment and future use of autonomous tractors could have a material adverse effect on the Company’s business, financial condition, operations, and profitability.

The Company is subject to risk with respect to higher prices for new equipment for its trucking operations. The Company has experienced an increase in prices for new tractors in recent years, and the resale value of the tractors has not increased to the same extent. Prices have increased and may continue to increase, due to, among other reasons, (i) increases in commodity prices; (ii) U.S. government regulations applicable to newly-manufactured tractors, trailers and diesel engines; (iii) the pricing discretion of equipment manufacturers; and (iv) component and supply chain issues that limit availability of new equipment and increase prices. Increased regulation has increased the cost of the Company’s new tractors and could impair equipment productivity, in some cases, resulting in lower fuel mileage, and increasing the Company’s operating expenses. Further regulations with stricter emissions and efficiency requirements have been proposed that would further increase the Company’s costs and impair equipment productivity. These adverse effects, combined with the uncertainty as to the reliability of the vehicles equipped with the newly designed diesel engines and the residual values realized from the disposition of these vehicles could increase the Company’s costs or otherwise adversely affect the Company’s business or operations as the regulations become effective. Over the past several years, some manufacturers have significantly increased new equipment prices, in part to meet new engine design and

Management’s Discussion and Analysis

operations requirements. Furthermore, future use of autonomous tractors could increase the price of new tractors and decrease the value of used non-autonomous tractors. The Company’s business could be harmed if it is unable to continue to obtain an adequate supply of new tractors and trailers for these or other reasons. As a result, the Company expects to continue to pay increased prices for equipment and incur additional expenses for the foreseeable future.

Tractor and trailer vendors may reduce their manufacturing output in response to lower demand for their products in economic downturns or shortages of component parts. Currently, tractor and trailer manufacturers are experiencing significant shortages of semiconductor chips and other component parts and supplies, including steel, forcing many manufacturers to curtail or suspend their production, which has led to a lower supply of tractors and trailers, higher prices, and lengthened trade cycles, which could have a material adverse effect on the Company’s business, financial condition, and results of operations, particularly the Company’s maintenance expense and driver retention.

The Company has certain revenue equipment leases and financing arrangements with balloon payments at the end of the lease term equal to the residual value the Company is contracted to receive from certain equipment manufacturers upon sale or trade back to the manufacturers. If the Company does not purchase new equipment that triggers the trade-back obligation, or the equipment manufacturers do not pay the contracted value at the end of the lease term, the Company could be exposed to losses equal to the excess of the balloon payment owed to the lease or finance company over the proceeds from selling the equipment on the open market.

The Company has trade-in and repurchase commitments that specify, among other things, what its primary equipment vendors will pay it for disposal of a certain portion of the Company’s revenue equipment. The prices the Company expects to receive under these arrangements may be higher than the prices it would receive in the open market. The Company may suffer a financial loss upon disposition of its equipment if these vendors refuse or are unable to meet their financial obligations under these agreements, it does not enter into definitive agreements that reflect favorable equipment replacement or trade-in terms, it fails to or is unable to enter into similar arrangements in the future, or it does not purchase the number of new replacement units from the vendors required for such trade-ins.

Used equipment prices are subject to substantial fluctuations based on freight demand, supply of used trucks, availability of financing, presence of buyers for export and commodity prices for scrap metal. These and any impacts of a depressed market for used equipment could require the Company to dispose of its revenue equipment below the carrying value. This leads to losses on disposal or impairments of revenue equipment, when not otherwise protected by residual value arrangements. Deteriorations of resale prices or trades at depressed values could cause losses on disposal or impairment charges in future periods.

Difficulty in obtaining goods and services from the Company’s vendors and suppliers could adversely affect its business.

The Company is dependent upon its vendors and suppliers for certain products and materials. The Company believes that it has positive vendor and supplier relationships and it is generally able to obtain acceptable pricing and other terms from such parties. If the Company fails to maintain positive relationships with its vendors and suppliers, or if its vendors and suppliers are unable to provide the products and materials it needs or undergo financial hardship, the Company could experience difficulty in obtaining needed goods and services because of production interruptions, limited material availability or other reasons. As a consequence, the Company’s business and operations could be adversely affected.

Customer and Credit Risks. The Company provides services to clients primarily in Canada, the United States and Mexico. The concentration of credit risk to which the Company is exposed is limited due to the significant number of customers that make up its client base and their distribution across different geographic areas. Furthermore, no client accounted for more than 5% of the Company’s total accounts receivable for the year ended December 31, 2022. Generally, the Company does not have long-term contracts with its major customers. Accordingly, in response to economic conditions, supply and demand factors in the industry, the Company’s performance, the Company’s customers’ internal initiatives or other factors, the Company’s customers may reduce or eliminate their use of the Company’s services, or may threaten to do so in order to gain pricing and other concessions from the Company.

Economic conditions and capital markets may adversely affect the Company’s customers and their ability to remain solvent. The customers’ financial difficulties can negatively impact the Company’s results of operations and financial condition, especially if those customers were to delay or default in payment to the Company. For certain customers, the Company has entered into multi-year contracts, and the rates the Company charges may not remain advantageous.

Availability of Capital. If the economic and/or the credit markets weaken, or the Company is unable to enter into acceptable financing arrangements to acquire revenue equipment, make investments and fund working capital on terms favorable to it, the Company’s business, financial results and results of operations could be materially and adversely affected. The Company may need to incur additional indebtedness, reduce dividends or sell additional shares in order to accommodate these items. A decline in the credit or equity markets and any increase in volatility could make it more difficult for the Company to obtain financing and may lead to an adverse impact on the Company’s profitability and operations.

Management’s Discussion and Analysis

Information Systems. The Company depends heavily on the proper functioning, availability and security of the Company’s information and communication systems, including financial reporting and operating systems, in operating the Company’s business. The Company’s operating system is critical to understanding customer demands, accepting and planning loads, dispatching equipment and drivers and billing and collecting for the Company’s services. The Company’s financial reporting system is critical to producing accurate and timely financial statements and analyzing business information to help the Company manage its business effectively. The Company receives and transmits confidential data with and among its customers, drivers, vendors, employees and service providers in the normal course of business.

The Company’s operations and those of its technology and communications service providers are vulnerable to interruption by natural disasters, such as fires, storms, and floods, which may increase in frequency and severity due to climate change, as well as other events beyond the Company’s control, including cybersecurity breaches and threats, such as hackers, malware and viruses, power loss, telecommunications failure, terrorist attacks and Internet failures. The Company’s systems are also vulnerable to unauthorized access and viewing, misappropriation, altering or deleting of information, including customer, driver, vendor, employee and service provider information and its proprietary business information. If any of the Company’s critical information systems fail, are breached or become otherwise unavailable, the Company’s ability to manage its fleet efficiently, to respond to customers’ requests effectively, to maintain billing and other records reliably, to maintain the confidentiality of the Company’s data and to bill for services and prepare financial statements accurately or in a timely manner would be challenged. Any significant system failure, upgrade complication, cybersecurity breach or other system disruption could interrupt or delay the Company’s operations, damage its reputation, cause the Company to lose customers, cause the Company to incur costs to repair its systems, pay fines or in respect of litigation or impact the Company’s ability to manage its operations and report its financial performance, any of which could have a material adverse effect on the Company’s business.

Remote Work. The Company has, and will continue to have, a portion of its employees that work from home full-time or under flexible work arrangements, which exposes the Company to additional cybersecurity risks. Employees working remotely may expose the Company to cybersecurity risks through: (i) unauthorized access to sensitive information as a result of increased remote access, including employees' use of Company-owned and personal devices and videoconferencing functions and applications to remotely handle, access, discuss or transmit confidential information, (ii) increased exposure to phishing and other scams as cybercriminals may, among other things, install malicious software on the Company's systems and equipment and access sensitive information, and (iii) violation of international, federal, or state-specific privacy laws. The Company believes that the increased number of employees working remotely has incrementally increased the cyber risk profile of the Company, but the Company is unable to predict the extent or impacts of those risks at this time. A significant disruption of our information technology systems, unauthorized access or a loss of confidential information, or legal claims resulting from a privacy law could have a material adverse effect on the Company.

Litigation. The Company’s business is subject to the risk of litigation by employees, customers, vendors, government agencies, shareholders and other parties. The outcome of litigation is difficult to assess or quantify, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend litigation may also be significant. Not all claims are covered by the Company’s insurance, and there can be no assurance that the Company’s coverage limits will be adequate to cover all amounts in dispute. In the United States, where the Company has growing operations, many trucking companies have been subject to class-action lawsuits alleging violations of various federal and state wage laws regarding, among other things, employee classification, employee meal breaks, rest periods, overtime eligibility, and failure to pay for all hours worked. A number of these lawsuits have resulted in the payment of substantial settlements or damages by the defendants. The Company may at some future date be subject to such a class-action lawsuit. In addition, the Company may be subject, and has been subject in the past, to litigation resulting from trucking accidents. The number and severity of litigation claims may be worsened by distracted driving by both truck drivers and other motorists. To the extent the Company experiences claims that are uninsured, exceed the Company’s coverage limits, involve significant aggregate use of the Company’s self-insured retention amounts or cause increases in future funded premiums, the resulting expenses could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Internal Control. Beginning with the year ended December 31, 2021, the Company is required, pursuant to Section 404 of the U.S. Sarbanes-Oxley Act, to furnish a report by management on the effectiveness of its internal control over financial reporting. In addition, the Company’s independent registered public accounting firm must report on its evaluation of the Company’s internal control over financial reporting. The Company reported material weaknesses as of December 31, 2021 which were remediated in 2022 such that the 2022 evaluation of internal control over financial reporting concluded that the internal controls over financial reporting were effective. If the Company fails to comply with Section 404 of the U.S. Sarbanes-Oxley Act and does not maintain effective internal controls in the future, it could result in a material misstatement of the Company’s financial statements, which could cause investors to lose confidence in the Company’s financial statements and cause the trading price of the Common Shares to decline.

Material Transactions. The Company has acquired numerous companies pursuant to its acquisition strategy and, in addition, has sold business units, including the sale in February 2016 of its then-Waste Management segment for CAD $800 million. The Company buys and sells business units in the normal course of its business. Accordingly, at any given time, the Company may consider, or be in the process of negotiating, a number of potential acquisitions and dispositions, some of which may be material in size. In connection with such potential transactions, the Company regularly enters into non-disclosure or confidentiality agreements, indicative term sheets, non-binding letters of intent and other similar agreements with potential sellers and

Management’s Discussion and Analysis

buyers, and conducts extensive due diligence as applicable. These potential transactions may relate to some or all of the Company’s four reportable segments, that is, TL, Logistics, LTL, and Package and Courier. The Company’s active acquisition and disposition strategy requires a significant amount of management time and resources. Although the Company complies with its disclosure obligations under applicable securities laws, the announcement of any material transaction by the Company (or rumors thereof, even if unfounded) could result in volatility in the market price and trading volume of the Common Shares. Further, the Company cannot predict the reaction of the market, or of the Company’s stakeholders, customers or competitors, to the announcement of any such material transaction or to rumors thereof.

Dividends and Share Repurchases. The payment of future dividends and the amount thereof is uncertain and is at the sole discretion of the Board of Directors of the Company and is considered each quarter. The payment of dividends is dependent upon, among other things, operating cash flow generated by the Company, its financial requirements for operations, the execution of its growth strategy and the satisfaction of solvency tests imposed by the Canada Business Corporations Act for the declaration and payment of dividends. Similarly, any future repurchase of shares by the Company is at the sole discretion of the Board of Directors and is dependent on the factors described above. Any future repurchase of shares by the Company is uncertain.

Attention on Environmental, Social and Governance (ESG) Matters. Companies are facing increasing attention from stakeholders relating to ESG matters, including environmental stewardship, social responsibility, and diversity and inclusion. Organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to negative sentiment toward the Company, which could have a negative impact on the Company's stock price.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include establishing the fair value of intangible assets related to business combinations, determining estimates and assumptions related to impairment tests for goodwill, determining estimates and assumptions related to the accrued benefit obligation, and determining estimates and assumptions related to the evaluation of provisions for self-insurance and litigations. These estimates and assumptions are based on management’s best estimates and judgments. Key drivers in critical estimates are as follows:

Fair value of intangible assets related to business combinations

•
Projected future cash flows
•
Acquisition specific discount rate
•
Attrition rate established from historical trends

Impairment tests for goodwill

•
Discount rates
•
Forecasted revenue growth, operating margin, EBITDA margin as well as capital expenditures
•
Comparable public company EBITDA multiples

Accrued benefit obligation

•
Discount rates
•
Salary growth
•
Mortality tables

Self-Insurance and litigations

•
Historical claim experience, severity factors affecting the amounts ultimately paid, and current and expected levels of cost per claims
•
Third party evaluations

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts

Management’s Discussion and Analysis

and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

CHANGES IN ACCOUNTING POLICIES

Adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2022 and have been applied in preparing the audited consolidated financial statements:

Onerous Contracts - Cost of Fulfilling a Contract

(Amendments to IAS 37)

These new standards did not have a material impact on the Company’s audited consolidated financial statements.

To be adopted in future periods

The following new standards and amendments to standards are not yet effective for the year ended December 31, 2022, and have not been applied in preparing the audited consolidated financial statements:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

Definition of Accounting Estimates (Amendments to IAS 8)

Lease Liability in a Sales and Leaseback (Amendments to IFRS 16)

Further information can be found in note 3 of the December 31, 2022 audited consolidated financial statements.

CONTROLS AND PROCEDURES

In compliance with the provisions of Canadian Securities Administrators’ National Instrument 52-109 and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company has filed certificates signed by the President and Chief Executive Officer (“CEO”) and by the Chief Financial Officer (“CFO”) that, among other things, report on:

•
their responsibility for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Company; and
•
the design of disclosure controls and procedures and the design of internal controls over financial reporting.

Disclosure controls and procedures

The President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), have designed disclosure controls and procedures (as defined in National Instrument 52-109 and Rule 13a-15(e) and 15d-15(e) under the Exchange Act), or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

•
material information relating to the Company is made known to the CEO and CFO by others; and
•
information required to be disclosed by the Company in its filings, under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

As at December 31, 2022, an evaluation was carried out under the supervision of the CEO and CFO, of the design and operating effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures were appropriately designed and were operating effectively as at December 31, 2022.

Management’s Annual Report on Internal Controls over Financial Reporting

The CEO and CFO have also designed internal control over financial reporting (as defined in National Instrument 52-109 and Rules 13a-15(f) and 15d-15(f) under the Exchange Act), or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at December 31, 2022 an evaluation was carried out, under the supervision of the CEO and the CFO, of the effectiveness of the Company’s internal control over financial reporting. Based on this evaluation, the CEO and the CFO concluded that the Company’s internal control over financial reporting were appropriately designed and operating effectively as at December 31, 2022.The control framework used to design the Company’s internal controls over financial reporting is based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 framework).

The effectiveness of internal controls over financial reporting as of December 31, 2022 has been audited by KPMG LLP, the Company’s registered public accounting firm that audited the consolidated financial statements and is included with the Company’s consolidated financial statements. KPMG LLP has concluded the Company has maintained effective internal control over financial reporting as of December 31, 2022.

Management’s Discussion and Analysis

Remediation of Previously Reported Material Weaknesses

As previously disclosed in the 2021 annual Management Discussion and Analysis and 2022 interim Management Discussion and Analysis, the Company identified two material weaknesses in the internal control over financial reporting as follows:

•
IT General Controls: The Company had an aggregation of control deficiencies within its information technology (IT) general controls across multiple systems supporting the Company's business processes, including deficiencies relating to user access controls, change management, and high-privileged access.
•
Order to Cash Process: Due to the material weakness described above, automated controls and manual controls that are dependent on information from affected IT systems around the order to cash process, which encompasses billing and pricing sub processes were found not to be effective. In addition, there was inadequate review and documentation of manual process level controls.

During the year, management took actions to remediate these material weaknesses including improving the access review process by implementing standard review procedures across the Company's divisions and performing periodic reviews. High privileged access deficiencies were remediated by removing unnecessary access and performing periodic reviews as well as implementing a second layer of access authorization where possible. Lastly, ticketing systems and mechanisms were implemented along with documented approval matrices such that changes were adequately performed. Management tested the operating effectiveness of these controls as part of its year-end assessment and at that time was able to determine the actions remediated the material weakness.

Changes in internal controls over financial reporting

Other than the changes described in the "Remediation of Previously Reported Material Weaknesses" section above, there were no changes to the Company’s internal controls over financial reporting during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.